UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2024

Pacaso Inc.

(Exact name of issuer as specified in its charter)

Delaware	84-4106896
(State or other jurisdiction of incorporation or organization)	(I.R.S Employer Identification No.)

18 E 4th Street, Suite 902 Cincinnati, OH	45202
(Full mailing address of principal executive offices)	(Zip Code)

(844) 272-2276

Issuer’s Telephone number, including area code

Class D Common Stock

(Title of each class of securities issued pursuant to Regulation A)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed herein this annual report (“Annual Report”) or therein the Statements Regarding Forward Looking Information contained in our latest offering circular (the “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”) on September 30, 2024 as part of the initial offering statement. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, including potential increased tariffs and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Except as otherwise required by the U.S. federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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Item 1. BUSINESS

Mission

Pacaso exists to enrich lives by making a second home possible and enjoyable for more people.

Overview

Pacaso Inc., a Delaware corporation (“Pacaso”, “we”, “our”, the “Company” and “us”) operates a technology enabled real estate marketplace that facilitates the seamless purchase and management of co-owned vacation homes. Through our proprietary online platform, accessible on the internet and through our mobile application, we connect prospective buyers with luxury vacation homes, streamlining the co-ownership process from acquisition to ongoing management.

For more information, see “Offering Circular Summary—Pacaso Inc.” in our latest Offering Circular filed with the SEC on September 30, 2024.

Business Model

Using both internal and external data reports and local market insights, Pacaso expertly curates listings across the nation, selecting only the top percentage of homes that meet Pacaso’s rigorous standards for vacation home co-ownership. We have established a set of home criteria, and we use those parameters to curate listings from The MLS through Internet Data Exchange (“IDX”) feeds that meet the baseline criteria to become a future Pacaso. Criteria are set based on a large dataset of vacation home buyer preferences. Once sufficient demand is generated for a property, Pacaso conducts an extensive due diligence process to evaluate the property thoroughly. This includes an assessment of the property location, market dynamics, regulatory compliance, and physical condition. Simultaneously, the Pacaso interior design team selects and procures high-quality furnishings and decor tailored to the property’s aesthetic and functional requirements. After this rigorous process, Pacaso purchases the home and then the membership interest is sold to buyers through special purpose holding entities in the form of limited liability companies (“Holding SPE” or “SPE”).

Buyers have the opportunity to purchase 1/8 to 1/2 shares of meticulously vetted turnkey properties, significantly reducing the buy-in cost compared to purchasing a whole home. Pacaso generates revenue through the sale of interests in the Holding SPE and through transaction fees charged to buyers for facilitating co-ownership transactions, as well as through interior design services and our furniture program. These fees, calculated as a percentage of the property and interior furnishing value, contribute to the Company’s revenue upon successful completion of a transaction. Additionally, Pacaso offers services to facilitate owner financing for up to approximately 70% of the share price, with an origination fee associated based on the amount financed and the potential to earn additional interest above the prevailing market rate.

A Pacaso home typically remains in the Pacaso ecosystems through subsequent co-owner transactions, and Pacaso serves as a comprehensive property management company and LLC program manager. Pacaso ensures a seamless ownership journey, handling everything from routine maintenance to financial matters. Driven by our proprietary SmartStay™ technology, our user-friendly mobile app simplifies scheduling for co-owners, facilitating efficient planning and equitable access to their vacation home. Our revenue model also comprises recurring management fees for property and LLC program management and the SmartStay™ technology. Pacaso generates money from a mix of recurring revenue and transaction fees, including up-front transaction fees, ongoing management fees, and commissions on resales.

Additionally, Pacaso offers a flexible and efficient resale process, empowering owners to sell their shares at any time with expert pricing guidance, robust marketing strategies, and access to a network of interested buyers. Pacaso collects a 6% resale fee upon successful transactions, ensuring a smooth and expedited closing process for all parties involved.

In addition to our core offerings, Pacaso offers a range of customizable Pacaso Services tailored for individuals interested in self-directed real estate co-ownership. These services include the sale of legal templates for LLC formation and operating agreements, suitable for both vacation home and primary residence co-ownership arrangements. As part of our commitment to enhancing the co-ownership experience, Pacaso plans to expand its service offerings in the future, providing a comprehensive suite of support services for co-owners.

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The numbers discussed herein may be approximate, or rounded to the nearest thousand.

Regulations

We are subject to a wide variety of complex international, federal, state, county and local municipal laws, regulations and policies. Some of these laws, regulations and policies may impact multiple areas of our business, such as the Americans with Disabilities Act, anti-discrimination, anti-fraud, anti-corruption and bribery laws. The collection and protection of personal data, as well as the using and sharing of such data with affiliates and third parties, are governed by international, federal and state privacy laws and regulations. Our marketing, sales and other operations are subject to federal and state laws and regulations including the Fair Housing Act, Americans with Disabilities Act, U.S. Federal Trade Commission and state “Little FTC Acts” and other laws and regulations prohibiting unfair, deceptive or abusive acts or practices, including unfair or deceptive trade practices and unfair competition, attorney general regulations, anti-fraud laws, real estate licensing or registration laws and regulations, anti-money laundering, information sharing and telemarketing laws, home solicitation sales laws, tour operator laws, securities laws, and other consumer protection laws.

Our lending and financing activities are subject to a number of laws and regulations, including those of applicable supervisory, regulatory and enforcement agencies such as the CFPB, the FTC, and the Financial Crimes Enforcement Network. Such laws and regulations may include, among others, the Truth In Lending Act and Regulation Z, the Federal Trade Commission Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair Housing Act and implementing regulations, the Fair Debt Collection Practices Act, the Electronic Funds Transfer Act and Regulation E, unfair, deceptive or abusive acts or practices regulations and the Consumer Protection Act, the USA PATRIOT Act, the Right to Financial Privacy Act, the Gramm-Leach-Bliley Act, the Servicemembers Civil Relief Act and the Bank Secrecy Act. Regulation as a timeshare company in existing or future jurisdictions, based on change in the scope or interpretation of statutes, zoning ordinances or other regulations could result in the regulation of our operations as being generally subject real estate development, Interstate Land Sales, subdivided land sales, common interest ownership acts, timeshare acts, zoning, land use restrictions, environmental regulation, accessibility, RESPA, Regulation X, title transfers, title insurance, real estate transfer taxation or other related federal and state statutes.

Which laws and regulations apply to any given aspect of our operations may differ by jurisdiction, which could cause the complexity and cost of compliance to increase. Should any jurisdiction challenge our operating model, we could be forced to discontinue operations in such jurisdiction or change our model for such jurisdiction, each of which could materially negatively impact our operations and/or revenues in such jurisdiction.

Industry Overview

Amidst escalating housing costs and limited inventory, co-ownership emerges as a burgeoning trend with the model witnessing a remarkable surge in popularity, increasing by over 20% annually1. Co-ownership presents an avenue to attain primary residences and also luxurious vacation experiences affordably and without hassle, positioning it as the future of housing that tackles the contemporary challenges of affordability and efficient utilization of housing stock.

Addressing the pressing issue of affordable housing requires a two-pronged strategy: expanding inventory and optimizing existing supply. Co-ownership represents a pivotal aspect of the latter, fostering efficiency in housing utilization while simultaneously alleviating affordability challenges and contributing to increased housing availability. Innovative sharing economy companies such as Uber and Lyft have radically improved the utilization of vehicle ownership, lowered the cost of transportation, and expanded the addressable market for ride-sharing far beyond the original taxi or black-car industry. Similarly, companies like Airbnb and VRBO have created a rental sharing product among single-family homes. Pacaso aims to create for second home ownership what these companies have done in their respective categories.

1 Co-Ownership growth report: https://www.pacaso.com/blog/co-ownership-growth-report Data was provided by real estate analytics firm First American Data & Analytics and includes a sizable share of the market that is taken to be representative of the whole. Report conducted by Pacaso Inc.

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Intellectual Property

“Pacaso” is a registered trademark in the United States, the European Union, and the United Kingdom. We also have intellectual property rights in the technology above described, including three issued patents, and several pending patent applications.

Competitive Conditions

The U.S. and European housing markets are highly competitive and fragmented, with millions of residential real estate transactions per year. Since Pacaso pioneered a new category of second home co-ownership, there are no direct public company competitors of which we are aware. Our most direct competition we face is whole second home ownership, vacation home rental markets as well as new competitors with similar business models. On the supply side, we compete with vacation club companies and individual home buyers for home acquisitions in some markets. We believe that our customer-obsessed approach, foundation of customer trust, efficient demand generation, seamless transactions, and innovative technology differentiate our business model and provide Pacaso with a strong competitive advantage.

Employees

Employees are the backbone of Pacaso, and we foster a culture that puts our “crew” first. As of 3/31/2025 the Company has approximately 145 full time employees. The Company may engage employees and contractors as needed or deemed appropriate by our management in the future.

Legal Proceedings

From time to time, we may become party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. Other than disclosed below, we are not currently a party, as plaintiff or defendant, nor are we aware of any threatened or pending legal proceedings, that we believe to be material or which, individually or in the aggregate, would be expected to have a material effect on our business, financial condition or results of operation if determined adversely to us. The following is a summary of all pending lawsuits in which Pacaso is a party as of April 29, 2025:

Matter	Summary
Pacaso Inc. v. City of Newport Beach	Pacaso initiated litigation regarding the applicability of a Newport Beach ordinance to Pacaso’s model and challenging the City’s ability to regulate Pacaso’s model. The litigation is ongoing and can be found under the caption: Pacaso Inc. et. al v. City of Newport Beach, Case No.: 8:23-cv-01762-JVS-ADS (United States District Court, Central District of California, Southern Division).

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Best Home Buyer LLC & 3 CO Bighorn LLC v, Amy Kimball, Compass Colorado, LLC DBA Compass	Pacaso, through Best Home Buyer LLC & 3 CO Bighorn LLC, initiated litigation against Amy Kimball and Compass, who served as a real estate agent for the purchase of a home located at 355 Silverlode Drive, Aspen, CO 81611. The lawsuit alleges breach of contract and professional negligence against Kimball and Compass which resulted in the forfeiture of $695,000 earnest money deposit that Pacaso provided during the purchasing process. The litigation is ongoing and can be found under the caption Best Home Buyer LLC & 3 CO Bighorn LLC v, Amy Kimball, Compass Colorado, LLC DBA Compass, Case No.: 2023CV30142 (District Court, Pitkin County, Colorado, 2023).

Pacaso Inc. v. Town of Sullivan’s Island	Sullivan’s Island, South Carolina has issued a zoning determination that the Pacaso home in the town was a prohibited “vacation rental.” Pacaso disagreed with the zoning determination and filed an appeal regarding the issue with the Circuit Court of Charleston County. The Circuit Court upheld the determination and Pacaso filed an appeal with the South Carolina Court of Appeals. The litigation is ongoing and can be found under the caption Pacaso Inc. v. Town of Sullivan’s Island, South Carolina Court of Appeals, Appellate Case No. 2024-000134.

Bankruptcy, Receivership, Etc.

Not applicable.

Reclassification, Merger, Consolidation, Etc.

Not applicable.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the “Components of Results of Operations”, “Results of Operations”, consolidated financial statements and related notes included elsewhere in this Annual Report. Our actual results may differ materially from those anticipated in these forward-looking statements. For further information regarding forward-looking statements, see “Statement Regarding Forward Looking Information.” Unless otherwise indicated, the latest results discussed below are as of December 31, 2024.

Business and Overview

Pacaso operates a technology enabled real estate marketplace that facilitates the seamless purchase and management of co-owned vacation homes. We pre-aggregate consumer demand for up to eight different co-owners for a particular home and facilitate the creation and ongoing management of the Holding SPE that holds the title of the home. The Company, through a wholly-owned subsidiary is the “Non-member Manager” of the Holding SPEs or the owner representative responsible for appointing the program manager. We operate our business under the following two segments: (1) co-ownership real estate sales and financing and (2) property operations discussed further below. We evaluate segment performance based upon segment gross profit which represents the total revenue less cost of revenue attributable to that segment. The Company does not evaluate performance or allocate resources based on segment asset data, and therefore such information is not represented.

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Key Factors Affecting our Performance

Current Macroeconomic Conditions and the Real Estate Market

Our business and operating results are impacted by the general economic conditions and the health of the real estate market. Throughout 2024, macroeconomic headwinds weighed on both the housing market and consumer behavior, ultimately impacting our business and financial results during the year ended December 31, 2024. Elevated and volatile mortgage interest rates remained a key factor throughout the year. Despite multiple rate cuts by the Federal Reserve Board totaling 100 basis points, mortgage rates ended the year higher than where they began. This prolonged interest rate volatility, coupled with elevated inflation dampened consumer confidence and tempered demand across housing markets. While the broader real estate market remained stagnant in 2024, with seasonally adjusted annual homes sold of approximately four million units, we delivered 18% growth in a key financial metric, Adjusted Gross Profit, while making meaningful progress on our path to profitability.

Looking ahead, uncertainty around inflation trends, interest rate trajectories, and geopolitical developments continues to weigh on sentiment. The United States has recently announced changes to U.S. trade policy, including increasing tariffs on imports, in some cases significantly, and potentially negotiating or terminating existing trade agreements. While our business has not been directly impacted, these actions, and retaliatory tariffs imposed by other countries on U.S. exports, have led to significant volatility and uncertainty in global markets. We will continue to monitor macroeconomic conditions closely and remain prepared to adapt. Our focus is centered on three key priorities:

1.	Strengthening Our Core: We aim to be the best in the world at selling luxury homes to high-net-worth families. From marketing to sales execution, we intend to refine our approach to be more consultative and personalized end-to-end.

2.	Improving Product-Market Fit: While our product-market fit is strong, we see substantial opportunities to add even more value for our customers. In 2024, we introduced global swap, giving co-owners the ability to exchange dates with another co-owner all in the Pacaso mobile application, giving co-owners access to an exclusive network of remarkable homes around the globe. Global Swap is just the beginning, enabling owners to leverage Pacaso for richer global experiences.

3.	Investing in Our Owners: Our owners are the heartbeat of Pacaso. By enhancing their experience and ensuring they receive maximum value, we endeavor to drive retention and stimulate organic growth through repeat purchases and referrals.

Geography & Market Footprint

We currently operate across the U.S. and in select international markets including Cabo San Lucas, Mexico; Paris, France; and London, England. We believe there is a significant opportunity to deepen market penetration in our existing markets while thoughtfully expanding into new markets over the long-term.

Our approach to new market expansion remains flexible and data-driven. Historically, we’ve prioritized markets that share core characteristics with our existing markets - strong lifestyle appeal, proximity to amenities, and high customer demand. We believe the scale and flexibility of our platform positions us well to continue expanding into new markets, with key barriers to entry centered around capital needed to expand operations, the tendency of consumers to adopt our real estate offerings, and macroeconomic conditions.

Following a pause in expansion due to the challenging macroeconomic environment in 2023, we’ve recently restarted international growth efforts with strong results. In particular, we have seen significant demand in international markets, such as Cabo San Lucas, Mexico, Paris, France and London, England where we have successfully pre-aggregated customers prior to acquiring inventory. This demand-led model enabled us to add several new homes in Cabo San Lucas, Mexico Paris, France and London, England. We believe our international value proposition is uniquely strong. We make a once overwhelming and complex process - buying a home abroad - seamless and easy. We expect international markets will play an increasingly important role in our growth strategy in 2025 and beyond.

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Real Estate Services

We focus on creating a seamless ownership experience that meets the unique needs of our customers. Over the last few years we have strategically invested in growing our real estate services business lines, which have continued to grow, even in a challenging macroeconomic environment. Our real estate services are recurring in nature and are anticipated to be a larger part of our gross profit and margin expansion over time. We expect to continue to invest in our real estate services offerings which will enhance our financial performance.

Inventory Management

Managing our inventory position effectively is a critical part of our risk management framework, impacting our liquidity position and overall financial performance. Since our inception, we have prioritized investment in our ability to identify demand in both markets and homes, and our forecasting and pricing capabilities, and will continue to do so. As part of our overall risk management framework, we consider both individual market and aggregate portfolio exposures. We typically seek to maximize liquidity and inventory health by constantly monitoring holding periods and portfolio aging and adjusting pricing if needed.

Given the macroeconomic pressures during 2023, we prioritized managing our inventory on the balance sheet down through a number of strategic initiatives. As of December 31, 2024 and 2023, we had real estate inventory and real estate investments, excluding holding SPE lines of credit, of $59.4 million and $85.2 million, respectively, down from $136.7 million at December 31, 2022. While selling whole homes is not a core business activity, we opportunistically sold assets in 2024 and 2023 for a total of $6.8 million and $22.1 million, respectively. The whole home sales in 2024 and 2023 were sold at a gross profit (loss) of 4.2% and (11.4%), respectively, and derisked the balance sheet and provided us with additional liquidity.

In 2024, we continued to make strategic investments in technology to support our shift toward a more asset-light model and reduce reliance on holding inventory on the balance sheet. This included enhancements to our technology platform, which enables more seamless transactions and improves our ability to match supply with demand in real time.

As a result, we saw a continued increase in the level of pre-sales throughout the year. While our approach may evolve based on market dynamics and demand signals, our growing ability to pre-sell homes before acquisition remains a key driver of capital efficiency. These improvements in demand aggregation and operational flexibility position us well to further reduce holding costs and drive stronger financial performance going forward.

Furthermore, in 2023 we developed a new product offering called Pacaso NOW that would let owners experience a Pacaso home through a program which allowed owners to pay an annual fee to utilize the asset with the option to convert into ownership. The fee was used to offset the carry cost of existing inventory and helped convert potential customers, because we offered an incentive that applied a portion of the fee towards the down payment. While the program had a conversion rate of over 50%, in 2024 we relied less on the Pacaso NOW program and focused on selling units. Strategic initiatives such as those described are an integral aspect of our comprehensive risk management framework.

Inventory Financing

Our business model requires significant capital to purchase real estate inventory and real estate investments. Inventory financing is a key enabler of our growth, and we rely on our access to asset level financing, which primarily consists of Holding SPE lines of credit with multiple third-party financial institutions, acquisition lines of credit with third-party financial institutions, and Regulation D debt offerings to finance our home acquisitions. The loss of adequate access to these types of facilities, or the inability to maintain these types of facilities on favorable terms, would impair our performance. See “Liquidity and Capital Resources.”

Investments in Technology

Our proprietary technology platform is core to delivering a differentiated co-ownership experience in the luxury vacation home market. It enables seamless buyer discovery, efficient home operations, and a high-quality owner experience - all at a scalable and low cost structure. Continued investment in this platform is a key driver of our long-term growth and operational efficiency.

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During the years ended December 31, 2024, and 2023, we continued to invest significantly in our technology platform, capitalizing $2.0 million and $1.8 million, respectively, in website and software development costs. These investments supported the development of key initiatives, including our mobile applications, SmartStay booking technology, automated home operations, and enhancements to our co-ownership marketplace. Notable advancements, such as smart scheduling, dynamic inventory management, and an integrated ownership lifecycle, have positioned us to scale with efficiency and deliver consistent, high-touch experiences to owners.

These investments, particularly our enhancements and additions of advanced features such as smart scheduling and an online co-ownership marketplace, are significant drivers of our current and future success.

Our technology development is spearheaded by a team of experts with previous experience at leading technology and real estate companies such as Zillow, Redfin, Amazon, Google, Meta, Yahoo, and SAP Concur. This wealth of expertise has enabled us to incorporate the latest advancements in technologies such as artificial intelligence (“AI”) and IoT-based home automation to enhance our customer engagement and property operations:

1.	Evolving Our Swap Experience and International Expansion: We continue to evolve and enhance our swap experience, providing Owners with greater flexibility to explore a wider range of vacation destinations and properties within our portfolio. As our network expands internationally, we leverage our advanced technology stack—including the latest AI-driven features—to support seamless property swaps, dynamic scheduling, and localized support services. This evolution ensures our co-ownership model remains highly adaptable, meeting the diverse needs of our global Owner community.

2.	Agentic AI for Sales Enablement and Concierge-Like Experiences: We are harnessing Agentic AI solutions to elevate our sales enablement and post-purchase concierge workflows. By integrating AI-driven insights and real-time data, our sales teams can deliver faster responses and more personalized property recommendations to prospective buyers. Simultaneously, our Owners and guests benefit from a concierge-like experience, with AI-powered scheduling and support that streamlines communication, offers tailored suggestions, and ensures a seamless co-ownership journey.

3.	Agentic AI for Marketing and SEO: Our marketing teams utilize Agentic AI to generate relevant content at a faster pace, optimize search engine visibility, and refine outreach strategies. By automating key aspects of content creation and campaign management, we improve our ability to engage prospective buyers, maintain a strong online presence, and communicate the benefits of co-ownership more effectively.

4.	Curating Pacaso-Worthy Homes: We utilize AI-driven computer vision technology to analyze home photos, ensuring each home meets our stringent quality standards. This technology helps us efficiently identify and select properties that are ideal for co-ownership.

5.	Neighborhood Analysis and Personalization: Our machine learning (“ML”) models help us select the optimal locations for Pacaso homes. We also leverage ML models to personalize home recommendations and email content, tailoring our communications to meet the specific preferences and needs of prospective buyers.

6.	Comprehensive Home Operations Automation: We employ a hybrid approach of building system integrations and orchestration across different software solutions, including both our proprietary software and third-party systems. This comprehensive automation ranges from lock code management and scheduling and coordination of cleaning services, to managing home expenses and vendor payments. Additionally, we utilize various IoT sensors in many of our homes for proactive maintenance, ensuring optimal operation and upkeep of each property.

These technological advancements, driven by AI and automation, not only enhance the customer experience but also allow us to manage our properties more efficiently. By continually investing in our proprietary platform and integrating cutting-edge tools such as Agentic AI, we are better positioned to drive growth, expand our international footprint, and succeed in the luxury vacation home co-ownership market.

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Offering Results

Regulation A Offerings

On September 30, 2024, the Company was qualified by the SEC and began offering up to 28,957,528 shares of our non-voting Class D Common Stock under Regulation A. As of March 31, 2025, the Company has issued 5,809,722 shares of Class D Common Stock through the Regulation A offering for gross proceeds of approximately $15.9 million.

The offering will terminate on the earliest to occur of (i) the date subscriptions for the maximum offering amount have been accepted, (ii) the date which is three years from the date our Offering Statement, as amended, is initially qualified by the Commission, or (iii) any earlier date on which we elect to terminate the offering.

Regulation D Offerings

During March 2024, the Company initiated a Regulation D offering raising debt capital. Through December 31, 2024 the Company raised approximately $7.5 million of cash, which offers participants a 15% annual yield and a 24 month term. There are no conversion or other early redemption rights within the debt securities offered and sold to date, except for standard event of default provisions that may cause the principal amounts to become due and payable. There were no additional sales in this offering after December 31, 2024. See full description of the Company’s total Regulation D offerings in Note 8 - Financing Arrangements in our notes to consolidated financial statements.

During February 2025, the Company commenced an additional Regulation D offering raising debt capital. There are no conversion or other early redemption rights within the debt securities offered and sold to date, except for standard event of default provisions that may cause the principal amounts to become due and payable.

Off-Balance Sheet Arrangements

As of December 31, 2024 and 2023, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 16, Related Party Transactions, in our consolidated financial statements.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (“ASUs”) that may have an impact on our financial statements. See Note 2, Summary of Significant Accounting Policies – Recent Accounting Pronouncements, in our consolidated financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the ASUs not yet adopted on our consolidated financial statements and determining our plan for adoption.

Recent Developments

As of the date of filing, we have more than 4,000 new investors in our Regulation A offering.

During 2025 through the date of this filing, $3.6 million of Regulation D investments matured and $3.4 million of principal was paid to investors in cash and $0.2 million converted their Regulation D investments to Class D common stock.

During February 2025, the Company entered into a revolving credit facility of $50 million with a third-party financial institution. Refer to Note 18, Subsequent Events, for more details on recent developments.

During January 2025, the Certificate of Incorporation of the Company was amended to increase the number of authorized shares. The filed copy is attached hereto as an Exhibit.

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Key Business Metrics

Management has identified the following key business metrics to evaluate our performance, identify trends, develop financial projections and guide strategic decision-making. Accordingly, these key business metrics are intended to offer investors and stakeholders valuable insights into our business performance and operations. It is important to note that these key business metrics are provided for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may vary from similarly titled metrics or measures presented by other companies.

Total Units Transacted

A unit represents a ⅛ co-ownership membership interest in a property. Resales units transacted represents where the Company receives a fixed fee upon a successful resale between two third-parties. Pacaso NOW units allow customers to experience a Pacaso home through a program in which they pay an annual fee, which is reflected in real estate services on our statements of operations, with the option to convert into ownership. Units transacted represents the total number of ownership units in a property transacted by Pacaso within a specified period included in revenue and gain from real estate investments on our statements of operations, which also includes Pacaso NOW units that convert into ownership. Deferred units represent units transacted where the Company cannot yet recognize revenue or gain from real estate investments until certain performance obligations are completed. The following metric is useful to management to understand the volume of transactions completed during a given time period.

	Year Ended December 31,
	2024	2023
Units transacted	119	138
Resales transacted	120	128
Units and resales transacted	239	266
Pacaso NOW units transacted (1)	14	63
Deferred units recognized (2)	26	-
Deferred units	-	(16)
Total units transacted, net of deferred units	279	313

(1)	In 2023, we introduced a new product called Pacaso NOW, allowing customers to experience a Pacaso home through a program in which they paid an annual fee, with the option to convert into ownership. This fee helped offset the carrying cost of existing inventory and facilitated customer conversions, with over 50% of participants choosing to convert. While the program was successful, it is no longer offered broadly. Moving forward, we plan to use it selectively, which explains the decline in units sold during 2024 compared to 2023.

(2)	In 2024, of the 26 deferred units recognized, 16 were deferred in 2023 and 10 were deferred in 2022. As of December 31, 2024 we had one deferred unit remaining on our Consolidated Balance Sheet which was deferred in 2022 and expected to be recognized in 2025.

Gross real estate transacted and margin

We define gross real estate transacted as the total dollar value, less any concessions, of co-ownership transacted during the period which includes co-ownership real estate sales, gain from real estate investments presented gross as well as whole home real estate sales transacted, and the applicable margin on such transactions after subtracting the cost of the underlying real estate. The table detailing the components is shown below, which is an indication of the performance of our core business offering of selling co-owned real estate and is a useful measure of the volume of transactions that flow through our platform in a given period, which ultimately impacts gross profit further discussed in segments.

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	Year Ended December 30,		2023 to 2024
(amounts in thousands)	2024	2023	$ Change	% Change

Gross real estate transacted, less whole home sales	$116,609	$95,955	$20,654	22%
Gross real estate transacted, less whole home sales margin %	13%	10%

Whole home real estate transacted	$6,750	$22,140	$(15,390)	(70)%
Whole home real estate transacted margin	4%	(11)%

Gross real estate transacted	$123,359	$118,095	$5,264	4%
Gross real estate transacted margin %	12%	6%

Non-GAAP Financial Measures

In addition to our results determined in accordance with U.S. GAAP, we believe the following non-GAAP measures are useful in evaluating our operating performance. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and assists in comparisons with other companies, some of which use similar non-GAAP financial information to supplement their U.S. GAAP results. These measures have limitations as analytical tools when assessing our operating performance and should not be considered in isolation or as a substitute for GAAP measures. We may calculate or present our non-GAAP financial measures differently than other companies who report measures with similar titles, and, as a result, the non-GAAP financial measures we report may not be comparable with those of companies in our industry or in other industries. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with U.S. GAAP.

Adjusted Gross Profit

We calculate Adjusted Gross Profit as gross profit under GAAP adjusted for amortization of developed technology, inventory valuation adjustment in the current period, inventory valuation adjustment in prior periods and share-based compensation. Inventory valuation adjustment in the current period is calculated by adding back the inventory valuation adjustments recorded during the period on homes that remain in inventory at period end. Inventory valuation adjustment in prior periods is calculated by subtracting the inventory valuation adjustments recorded in prior periods on homes sold in the current period. Additionally, we calculate Adjusted Gross Profit Excluding Impact of Whole Homes, which is an indication of the performance of our core business offering of selling and managing co-owned real estate and is a useful measure of the volume of transactions that flow through our platform in a given period.

We view this metric as an important measure of business performance, as it captures gross profit performance related to units transacted in a given period and provides comparability across reporting periods.

	Year Ended December 31,
(amounts in thousands)	2024	2023

Gross profit (GAAP)	$21,490	$15,174

Adjustments- add back (deduct):
Amortization of developed technology (1)	2,205	2,296
Inventory valuation adjustments- Current period (2)(3)	146	919
Inventory valuation adjustments- Prior periods (2)(4)	(2,203)	(5,739)
Impairment and write-off expense (5)	439	-
Share-based compensation	34	49
Adjusted gross profit	$22,111	$12,699

Whole home gross (profit) loss	(281)	1,610
Inventory valuation adjustments related to whole homes	1,749	5,739
Adjusted gross profit excluding impact of whole homes	$23,579	$20,048

(1)	Amortization of capitalized internally developed technology.

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(2)	Inventory valuation adjustment includes adjustments to record real estate inventory and real estate investments at the lower of its carrying amount or its net realizable value.

(3)	Inventory valuation adjustments- Current period is the inventory valuation adjustment recorded during the period presented associated with homes that remain in inventory or real estate investments at period end.

(4)	Inventory valuation adjustments- Prior period is the inventory valuation adjustments recorded in prior periods associated with real estate inventory or real estate investments that sold in the period presented.

(5)	The year ended December 31, 2024 consists of the write-off of furnishings for SPE’s included in real estate inventory due to obsolescence.

Adjusted EBITDA

We define Adjusted EBITDA as net income or loss adjusted for interest expense, income tax expense, depreciation and amortization, share-based compensation expense, non-recurring expense, unrealized gain or loss on foreign currency, non-recurring impairment and write-offs, advertising expense directly related to our Regulation A offering, derivative expense and restructuring expense further described below. Adjusted EBITDA is also adjusted to align the timing of inventory valuation adjustments recorded under GAAP to the period in which the related revenue or net gain on real estate investment is recorded in order to improve the comparability of the measure to our non-GAAP financial measure of adjusted gross profit above. We believe Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance adjusted for non-recurring or non-cash items. Moreover, we have included Adjusted EBITDA because it is a key measurement used by our management internally to make operating decisions, including those related to analyzing operating expenses, evaluating performance, and performing strategic planning and annual budgeting.

	Year Ended December 31,
(amounts in thousands)	2024	2023
Reconciliation of Adjusted EBITDA to Net Loss:
Net loss (GAAP)	$(31,436)	$(36,142)

Interest expense- net	2,742	4,940
Income tax expense	56	63
Depreciation and amortization	2,902	2,688
Share-based compensation	1,104	2,548
Non-recurring expense (1)	3,866	2,672
Inventory valuation adjustments- Current period (2)(3)	146	919
Inventory valuation adjustments- Prior periods (2)(4)	(2,203)	(5,739)
Unrealized foreign currency loss	(808)	(367)
Impairment and write-off expense (5)	977	568
Regulation A offering advertising	2,285	-
Derivative expense (6)	-	167
Restructuring expense (7)	-	883
Adjusted EBITDA	$(20,369)	$(26,800)

(1)	For the year ended December 31, 2024, the Company incurred $1,062 in one-time expenses primarily related to the write-off of receivables from SPE’s and additional costs the Company agreed to pay on behalf of certain SPE’s which are included in holding costs. Additionally, the Company realized a loss of $2,804 due to the dissolution of a foreign subsidiary which is net of a $1,249 write–off of cumulative translation adjustment gain. The year ended December 31, 2023 primarily consisted of one-time expenses related to the write-off of receivables from SPE’s and one-time costs the Company agreed to pay on behalf of certain SPE’s as well as legal settlements.

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(2)	Inventory valuation adjustment includes adjustments to record real estate inventory and real estate investments at the lower of its carrying amount or its net realizable value.

(3)	Inventory valuation adjustments- Current period is the inventory valuation adjustment recorded during the period presented associated with homes that remain in inventory or real estate investments at period end.

(4)	Inventory valuation adjustments- Prior period is the inventory valuation adjustments recorded in prior periods associated with real estate inventory or real estate investments that sold in the period presented.

(5)	The year ended December 31, 2024 is primarily comprised of the forfeiture of $538 for an earnest money deposit related to a real estate acquisition the company decided not to pursue as well as the write-off of furnishings for SPE’s included in real estate inventory due to obsolescence. The year ended December 31, 2023 is primarily comprised of the write-off of furnishings for SPE’s included in real estate inventory due to obsolescence.

(6)	Expense related to EUR to USD currency derivatives treated as freestanding derivatives that matured in May 2023.

(7)	Restructuring costs consist primarily of severance and employee terminations benefits related to strategic restructuring plans to streamline operations and reduce overhead cost.

Components of Real Estate Investments, net, and Real Estate Inventory, net and Debt

Components of real estate investments, net and real estate inventory, net is an important metric so that management has an understanding of the total gross asset value combined, excluding the impact of associated debt, as real estate investments, net is presented net of Holding SPE lines of credit on the Balance Sheet. Holding SPE lines of credit represents lending arrangements and lines of credit obtained from third-party lenders. The company compares the total asset level debt versus the total real estate inventory and real estate investment assets to manage leverage across the portfolio.

(amounts in thousands)	December 31, 2024	December 31, 2023
Real Estate Investments, Net:
Real estate investment assets	$53,818	$39,968
Holding SPE lines of credit liabilities	36,697	24,463
Real estate investments, net	17,121	15,505

Real estate inventory	5,538	45,245
Real estate investment assets	53,818	39,968
Total real estate inventory and real estate investment assets excluding holding SPE lines of credit	$59,356	$85,213

Debt:
Holding SPE lines of credit	$39,740	$57,590
Acquisition financing line of credit	-	12,057
Total asset level debt	39,740	69,647
Total asset level debt as a % of total real estate inventory and real estate investment assets excluding holding SPE lines of credit (1)	67%	82%
Other holding SPE lines of credit (2)	6,240	-
Regulation D offerings	15,360	7,855
Holding SPE lines of credit netted in Real Estate Investments	(36,697)	(24,463)
Total debt (GAAP)	$24,643	$53,039

(1)	The total asset level debt as a % of total real estate inventory and real estate investment assets excluding holding SPE lines of credit decrease was primarily related to acquisition financing line of credit which was paid in full due to its maturity in July 2024.

(2)	Other holding SPE lines of credit is debt where no real estate inventory or real estate investment is held, thus it is excluded from the asset level debt above.

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Components of Results of Operations

Consolidation and Real Estate Investment Accounting — Co-ownership

Until Holding SPEs are deconsolidated, the Company’s Consolidated Balance Sheet includes all assets and liabilities of those Holding SPEs. For additional information on consolidation and real estate investments accounting, refer to Note 2 and Note 3 in our notes to consolidated financial statements. Any amounts received from Members associated with consolidated Holding SPEs are reflected as deferred revenue on the Company’s Consolidated Balance Sheet.

Upon deconsolidation of each Holding SPE, the Company accounts for the remaining membership interests held as equity method investments, which are recorded on the Company’s Consolidated Balance Sheet as real estate investments, net. The equity method investments represent the Company’s non-controlling equity investment in the unconsolidated Holding SPEs. The real estate value and associated debt obligations associated with these remaining membership interests are presented on the Company’s Consolidated Balance on a net basis.

All operating costs of consolidated Holding SPEs are shared between the Company and the Members based on a pro-rata ownership interest.

Real estate sales, net

We generate real estate sales revenue from the initial sale of partial membership interests in single family real estate upon deconsolidation of the Holding SPE and the revenue is recorded net of any discounts, or concessions, that may be granted. Real estate sales revenue also included sales of subsequent replacements of furnishings to the Holding SPEs. In addition, real estate sales revenue includes sales of whole homes whereby the Company has purchased a home, but found a single buyer for the home as opposed to multiple buyers.

Gain on real estate investment sales

All membership interests sold after deconsolidation are treated as sales of equity method investments and recognized as net gains on the sale of real estate investments in the Consolidated Statement of Operations. These net gains are also recorded net of any discounts, or concessions, that may be granted.

Real estate services

Real estate services revenue principally consists of ownership fees related to services the Company provides to Holding SPEs following the sale of membership interests, including fees related to Members who finance, fees earned for resales between two third parties, recurring management fees for property and LLC program management and SmartStay™ technology. Real estate services also includes fees related to a program called Pacaso NOW where a one-year agreement is signed and the member of a Holding SPE can trial the home for one year and then put the membership back to the Company or proceed with a full purchase of the membership interest.

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Cost of real estate and real estate services

The Company recognizes a proportionate reduction of real estate inventory as a cost of real estate. Our cost of real estate consists of the proportionate consideration paid to purchase and furnish the property and related acquisition costs for first share sale transactions. These costs are accumulated in real estate inventory during the holding period and charged to cost of revenue on a proportionate basis when revenue recognition occurs on a specific identification method.

Additionally, cost of real estate services consists of personnel-related expenses for personnel directly involved with property management and maintenance services performed by the Company, as well as reimbursable revenue costs which are typically passed through at zero margin.

Sales and marketing

Sales and marketing costs consist primarily of personnel-related expenses, including share-based compensation, commissions paid to third-party real estate brokers, and expenses related to sales and marketing.

General and administrative

General and administrative costs primarily consist of personnel-related expenses, including share-based compensation, for executive management and administrative functions including finance, human resources and legal. General and administrative costs also include certain professional service fees.

Operations

Operations costs primarily consist of personnel-related expenses, including share-based compensation, and logistic expenses in association with operating the Holding SPEs.

Holding costs

Holding costs include equity method earnings and losses from real estate investments, net, which effectively represent carrying costs related to Holding SPEs that are not yet fully subscribed for the Company’s pro-rata share of operating and capital costs.

Technology and development

Technology and development costs primarily consist of personnel-related expenses, including share-based compensation, associated with building and operating the Company’s technology that is not capitalizable, as well as information technology costs.

Depreciation

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. During the years ended December 31, 2024 and 2023, property and equipment consisted of computer and computer related equipment with an estimated useful life of 3 years.

Interest expense

Interest expense consists primarily of expenses related to Holding SPE lines of credit, acquisition financing interest expense and amortization of debt issuance costs on those lines of credit.

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Income tax expense

We are subject to income taxes in the United States and foreign jurisdictions in which we do business. Foreign jurisdictions have different statutory tax rates than those in the United States. Additionally, certain of our foreign earnings may also be taxable in the United States.

We have a valuation allowance for our net deferred tax assets, including federal and state net operating loss carryforwards. We expect to maintain these valuation allowances until it becomes more likely than not that the benefit of our deferred tax assets will be realized by way of expected future taxable income in the United States. We recognize interest and penalties related to income tax matters in income tax expense if incurred.

Results of Operations

The following table sets forth our consolidated results of operations and includes a discussion of significant items explaining the changes for the periods presented:

	Years Ended December 31,		2023 to 2024 Change
(amounts in thousands)	2024	2023	Change in $	Change in %
Revenue	$126,560	$90,063	$36,497	41%
Cost of Revenue	105,070	74,888	30,182	40%
Gross Profit	21,490	15,175	6,315	42%

Operating Expenses:
Sales and marketing	18,160	14,395	3,765	26%
General and administrative	14,681	15,747	(1,066)	(7)%
Technology and development	6,037	5,355	682	13%
Operations	4,868	6,158	(1,290)	(21)%
Holding costs	3,461	4,135	(674)	(16)%
Depreciation	117	148	(31)	(21)%
Total operating expenses	47,324	45,938	1,386	3%

Loss from Operations	(25,834)	(30,763)	4,929	(16)%

Interest expense	(6,562)	(9,274)	2,712	(29)%
Interest income	3,820	4,334	792	(12)%
Other income (expense)	(2,804)	(376)	(2,428)	646%
Loss before income taxes	(31,380)	(36,079)	4,699	(13)%
Income tax expense	56	63	(7)	(11)%
Net loss	$(31,436)	$(36,142)	$4,706	(13)%

Revenue

Revenue increased by $36.5 million, or 41%, in 2024 compared to 2023, due to the type of units sold. Excluding resale units and Pacaso NOW units, we sold 145 units in 2024 inclusive of 26 previously deferred units, compared to 122 units in 2023, representing an increase of 19%. Additionally, the average price of the units sold in 2024 was $0.804 million versus $0.786 million in 2023 due to a combination of increased markup and starting real estate cost basis.

Cost of Revenue and Gross Profit

Cost of revenue increased by $30.2 million, or 40% in 2024 compared to 2023, primarily due to higher volume of unit sales, as discussed above. Gross profit increased by $6.3 million, or 42% in 2024 compared to 2023.

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Sales and Marketing

Following a reset of our expense base in 2023, we returned to growth in 2024. Sales and Marketing expenses increased by $3.8 million, or 26% in 2024, compared to 2023. The increase was primarily driven by $2.3 million of advertising spend directly related to our Regulation A offering, which was new in 2024. Additionally, other advertising spend increased by $3.2 million to $4.8 million in 2024 compared to $1.6 million in 2023, and was partially offset by a reduction in commissions of $2.0 million.

General and Administrative

General and administrative expenses decreased by $1.1 million, or 7% in 2024 compared to 2023. The decrease is primarily attributable to a decrease in legal spend of $0.8 million to $1.7 million in 2024 compared to $2.5 million in 2023. Additionally, 2024 contains a write-off of an earnest money deposit of $0.5 million where the Company decided not to pursue a real estate acquisition and the deposit was forfeited.

Technology and Development

Technology and development expenses increased by $0.7 million, or 13% in 2024 compared to 2023. The increase in technology and development expenses was primarily attributable to professional and consulting services of $0.4 million in 2024 compared to $0.001 million in 2023 as well as an increase of $0.2 million in personnel-related expenses of $3.1 million in 2024 compared to $2.9 million in 2023. The increases were primarily related to product innovation, such as global swap, and efficiency tools.

Operations

Operations expenses decreased by $1.3 million, or 21% in 2024 compared to 2023. The decrease in operations expenses was primarily related to share based compensation which decreased by $1.0 million to $0.1 million in 2024 compared to $1.1 million in 2023. Share-based compensation expense in 2023 had higher expense primarily related to a type-III modification improbable to probable (see Note 10. Share-Based Compensation Plans in our notes to consolidated financial statements). Additionally, 2023 included impairment and write off of Holding SPE furnishings of $0.5 million and none in 2024, partially offset by an increase in personnel-related expenses of $0.4 million to $3.8 million in 2024 compared to $3.4 million in 2023.

Holding Costs

Holding costs decreased by $0.7 million, or 16% in 2024 compared to 2023. The decrease in holding costs was primarily due to lower real estate inventory and real estate investments held during 2024.

Depreciation Expense

Depreciation expense decreased slightly in 2024 compared to 2023 primarily related to certain assets becoming fully depreciated throughout the year, which outpaced the additions of new assets.

Interest Expense

Interest expense in 2024 and 2023 were $6.6 million and $9.3 million, respectively. The decrease in interest expense was primarily due to lower real estate inventory and real estate investments held during 2024 resulting in lower debt balances, primarily on the acquisition line of credit which was paid in full in July 2024 versus an average outstanding balance during 2023 of $20.7 million.

Interest Income

Interest income in 2024 and 2023 were $3.8 million and $4.3 million, respectively. The decrease in interest income was driven by yields earned on cash and cash equivalents in each period. In certain cases, we earned a spread on the interest rates charged to customers.

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Other Income and Expense

Other expenses in 2024 and 2023 were $2.8 million and $0.4 million, respectively. The expenses in 2024 were related to the dissolution of a foreign subsidiary which includes a realized loss of $4.1 million foreign currency translation loss offset by a $1.2 million write–off of cumulative translation adjustment gain. In 2023, the expenses were primarily related to a fee related to the early termination of a certificate of deposit and legal settlements.

Segment Overview

We evaluate segment performance based upon segment gross profit which represents the total revenue less cost of revenue attributable to that segment. We exclude reimbursable revenue and reimbursable cost of revenue because it is a pass through of costs at no margin as well as amortization of developed technology which is not allocated between segments and is consistent with how our chief operating decision maker evaluates the Company. Refer to the reconciliation of our segments to GAAP revenue, cost of revenue and gross profit table presented below.

Co-ownership Real Estate and Financing

Our primary business offering includes the marketing and selling of co-ownership membership interests in fully designed and furnished real estate through Holding SPE’s, provides services to facilitate owner financing in connection with the sale and facilitates resales between consumers. This segment also includes gains from the sale of real estate investments, the sale of whole homes and Pacaso NOW fees.

Property Operations

The Company enters into management agreements with all of the Holding SPEs to provide day-to-day property management services, maintenance and preparation of books and financial records. These services also include access to our proprietary mobile app for scheduling. Other services in the property operation segment consist of services related to alarm monitoring, smart locks and beginning in 2024 also includes subsequent furniture sales to existing homes.

Segment Results

The following tables present our revenues and gross profit by segment for the year ended December 31, 2024 compared to the year ended December 31, 2023.

	Year Ended December 31,		2023 to 2024 Change
(amounts in thousands)	2024	2023	Change in $	Change in %
SEGMENTS:
Co-ownership real estate and financing	$84,251	$54,340	$29,911	55%
Property operations	6,941	5,207	1,734	33%
Total revenue	91,192	59,547	31,645	53%

SEGMENTS COST OF REVENUE:
Co-ownership real estate and financing	64,628	39,035	25,593	66%
Property operations	2,869	3,042	(173)	(6)%
Total cost of revenue	67,497	42,077	25,420	60%
TOTAL SEGMENT GROSS PROFIT	$23,695	$17,470	$6,225	36%

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Co-ownership Real Estate and Financing Results

The following tables present our revenues and gross profit for co-ownership real estate and financing by various components for the year ended December 31, 2024 compared to the years ended December 31, 2023.

	Year Ended December 31,		2023 to 2024 Change
(amounts in thousands)	2024	2023	Change in $	Change in %
CO-OWNERSHIP REAL ESTATE AND FINANCING:
Co-ownership real estate sales	$74,191	$36,996	$37,195	101%
Real estate investment sales	4,488	7,707	(3,219)	(42)%
Co-ownership real estate services (1)	5,572	9,637	(4,065)	(42)%
Total Co-ownership real estate and financing sales	84,251	54,340	29,911	55%

CO-OWNERSHIP REAL ESTATE AND FINANCING COST OF SALES:
Co-ownership real estate	63,577	37,291	26,286	70%
Co-ownership real estate services	1,051	1,744	(693)	(40)%
Total cost of Co-ownership real estate and financing	64,628	39,035	25,593	66%
SEGMENT GROSS PROFIT	$19,623	$15,305	$4,318	28%

(1)	Co-ownership real estate services includes fees earned from facilitating financing, resales and Pacaso NOW.

Co-Ownership Real Estate and Financing Sales

Co-ownership real estate and financing sales segment revenue increased by $29.9 million, or 55%, in 2024 compared to 2023, primarily due to higher volume of unit sales. Excluding resale units and Pacaso NOW units, we sold 145 units in 2024, compared to 122 units in 2023, representing an increase of 19%. Additionally, the average price of the units sold in 2024 was $0.804 million versus $0.786 million in 2023 due to a combination of increased markup and starting real estate cost basis.

Co-Ownership Real Estate and Financing Cost Of Sales and Gross Profit

Co-ownership real estate and financing segment cost of sales increased by $25.6 million, or 66% in 2024 compared to 2023, primarily due to higher volume of unit sales, as discussed above.

Property Operations Results

The following tables present our revenues and gross profit for property operations by various components for the year ended December 31, 2024 compared to the year ended December 31, 2023.

	Year Ended December 31,		2024 to 2023 Change
(amounts in thousands)	2024	2023	Change in $	Change in %
PROPERTY OPERATIONS:
Property management	$6,192	$4,947	$1,245	25%
Other services	749	260	489	188%
Total Property operations sales	6,941	5,207	1,734	33%

PROPERTY OPERATIONS COST OF SALES:
Property management cost of sales	2,574	2,982	(408)	(14)%
Other services cost of sales	295	60	235	392%
Total cost of Property operations	2,869	3,042	(173)	(6)%
SEGMENT GROSS PROFIT	$4,072	$2,165	$1,907	88%

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Property Operations Sales

Property operations segment revenue increased by $1.7 million, or 33%, in 2024 compared to 2023, primarily due to the increase in the number of units under management from 1,136 units in 2023 to 1,256 units in 2024.

Property Operations Cost Of Sales and Gross Profit

Property operations segment cost of sales decreased by $0.2 million, or 6%, in 2024 compared to 2023, primarily due strategic operational changes to create efficiencies in internalizing property management and due to the continued increase in units under management without having to add additional personnel creating better economies of scale. Gross profit increased from $2.2 million to $4.1 million and gross margin increased from 42% to 59%. The increase in gross profit margin is attributable to better utilization of personnel and related costs while increasing corresponding revenues and overall units under management.

Segment Reconciliation to GAAP Gross Profit

The table below reconciles our segments to GAAP revenue, cost of sales and gross profit:

(amounts in thousands)	Year Ended December 31,		2023 to 2024 Change
RECONCILATION TO GAAP GROSS PROFIT	2024	2023	Change in $	Change in %
TOTAL GROSS PROFIT (GAAP)	$21,490	$15,175	$6,315	42%

Total segment revenue	91,192	59,547	31,645	53%
Other non-segment revenue:
Reimbursable sales	35,368	30,516	4,852	16%
Total revenue (GAAP)	126,560	90,063	36,497	41%

Total segment cost of revenue	67,497	42,076	25,421	60%
Other non-segment cost of revenue:
Reimbursable cost of sales	35,368	30,516	4,852	16%
Amortization of developed technology	2,205	2,296	(91)	(4)%
Total cost of revenue (GAAP)	105,070	74,888	30,182	40%
TOTAL GROSS PROFIT (GAAP)	$21,490	$15,175	$6,315	42%

Liquidity and Capital Resources

Our main sources of liquidity have historically consisted of cash generated from financing activities including equity and debt fundraising activities. At December 31, 2024, the Company had cash and cash equivalents of $27.7 million which consisted of cash on hand at financial institutions and highly liquid investments with original maturities of three months or less at the date of purchase.

The Company’s debt consists of Holding SPE lines of credit with multiple third-party financial institutions, Regulation D proceeds and a separate acquisition financing line of credit with a third-party lender to facilitate home purchases in certain circumstances which was paid in full during July 2024. See full description of the Company’s financing arrangements as of December 31, 2024 and 2023 in Note 8 - Financing Arrangements in our notes to consolidated financial statements as well as Note 18 - Subsequent Events for discussion of a new $50 million revolving credit facility entered into in February 2025. The Company believes that its revenues and current cash will be sufficient to continue to fund its operations beyond the next 12 months. The Company intends to raise capital through its Regulation A offering and is not dependent on the Regulation A proceeds to operate for the next 12 months.

We expect our working capital requirements to increase over time in order to expand and execute on our business plan. We believe that our cash on hand, together with our operations and funds raised through its Regulation A offering will be sufficient to meet short-term working capital and capital expenditure requirements for at least the next 12 months. We currently have no commitments with any person for any capital expenditures, with the exception of immaterial purchases of property and equipment necessary for employees. However, our ability to fund our working capital requirements will depend in part on the real estate market conditions in which we operate and in various other general economic, financial, competitive, legislative, regulatory, geopolitical and other conditions which may be beyond our control. Depending on these and other factors, we may seek additional financing.

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The Company has agreed with certain Holding SPE lenders to guarantee repayment of any of the Holding SPEs debt related obligations in the event a Holding SPE, and its underlying third-party Members, are unable to fulfill its obligations to lenders. The fair value of such guarantees is immaterial.

Historically our financing activities primarily include equity and debt financing activities as well as borrowings and repayments of Holding SPE lines of credit and utilization of our acquisition financing line of credit. Buying and selling of high-valued assets such as single family homes is cash intensive and has a significant impact on our liquidity and capital resources, which are further discussed below in the summarized cash flow information.

Summarized Cash Flow Information

	Year Ended December 31,
(amounts in thousands)	2024	2023
Cash Flow Data:
Net cash used in operating activities	$(32,728)	$(28,338)
Net cash used in investing activities	(2,082)	(1,777)
Net cash provided by (used in) financing activities	23,524	(14,690)

Cash Flows Used In Operating Activities

Net cash used in operating activities was $32.7 million and $28.3 million for the years ended December 31, 2024 and 2023, respectively. During the year ended December 31, 2024, cash used in operating activities was impacted by our net loss of $31.4 million as well as a $38.3 million decrease in real estate inventory and real estate investments related to the purchases and sales of real estate during the year. During the year ended December 31, 2023, cash used in operating activities was impacted by our net loss of $36.1 million as well as an $8.2 million decrease in real estate inventory and real estate investments related to the purchases and sales of real estate during the year.

Cash Flows Used In Investing Activities

Net cash used in investing activities was $2.1 million and $1.8 million for the years ended December 31, 2024 and 2023, respectively. For the years ended December 31, 2024 and 2023, cash used in investing activities was primarily attributable to $2.0 million and $1.8 million of capitalized labor related to technology development, respectively.

Cash Flows Provided By (Used In) Financing Activities

Net cash provided by (used in) financing activities was $23.5 million and ($14.7) million for the years ended December 31, 2024 and 2023, respectively. For the year ended December 31, 2024, cash provided by financing activities was primarily attributable to $63.0 million in proceeds of debt, partially offset by $44.4 million of debt repayments which excludes $38.8 million of non-cash assignment of debt to Holding SPE’s as well as $5.3 million of net proceeds from the sale of Class D common stock due to our Regulation A offering. For the year ended December 31, 2023, cash used in financing activities was primarily attributable to $86.0 million of debt repayments which excludes $48.0 million of non-cash assignment of debt to Holding SPE’s, partially offset by $70.3 million proceeds of debt.

Quantitative and Qualitative Disclosures About Market Risk

Investment and Interest Rate Risk

We are exposed to interest rate risk related primarily to our investment portfolio and outstanding debt. Changes in interest rates affect the interest earned on our total cash, cash equivalents, and marketable securities and the fair value of those securities, as well as interest paid on our debt.

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We had cash and cash equivalents of $27.7 million as of December 31, 2024, which consisted of cash on hand and all highly liquid investments with original maturities of three months or less at the date of purchase. The primary objective of our investment activities is to preserve capital and meet liquidity requirements without significantly increasing risk. Due to the short-term nature of our investments, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. Assuming no change in the outstanding borrowings on our credit facilities as of December 31, 2024, we estimate that a one percentage point increase in the applicable interest rates would have increased our annual interest expense by approximately $0.6 million.

Inflation Risk

We do not believe that inflation has had a material effect on our business, results of operations or financial condition. If our costs were to become subject to significant inflationary pressures, including potential increased tariffs, we may not be able to fully offset such higher costs through price increases. Our inability to do so could harm our business, results of operations and financial condition.

Foreign currency Exchange Risk

We do not believe that foreign currency exchange risk has had a material effect on our business, results of operations or financial condition. As we do not maintain a significant balance of foreign currency, we do not believe an immediate 10% increase or decrease in foreign currency exchange rates relative to the U.S. dollar would have a material effect on our business, results of operations or financial condition.

Item 3. DIRECTORS AND OFFICERS

Our Board of Directors is elected annually by our shareholders. The Board of Directors appoints our executive officers annually.

Our directors and executive officers as of the date of this Annual Report are as follows:

Name	Position	Age	Term of Office	Expected Hours
Gregory Austin Allison	Chief Executive Officer, Director	39	2020 - Present	Full time

Joseph Maehler	Chief Investment Officer	44	2020 - Present	Full time

Daviak Shah	Chief Technology Officer	44	2020 - Present	Full Time

David Willbrand	Chief Legal Officer	54	2021– Present	Full time

Douglas Shankman	Chief Revenue Officer	40	2024-Present	Full time

Alvaro Cortes	Chief Financial Officer	42	2024-Present	Full time

Spencer Rascoff	Chairman of Board	49	2020-Present	3-5 hours per week

Lara Cumberland	Director	51	2024-Present	1-2 hours per week

Malissia Clinton	Director	55	2021-Present	1-2 hours per week

Dan Levitan	Director	67	2020-Present	1-2 hours per week

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Gregory Austin Allison, Director. Austin is also the CEO of Pacaso. After experiencing the profound effect a second home had on his own life, he co-founded Pacaso to make the dream of second home ownership a reality for more people. Pacaso is Austin’s second startup. In 2009, he founded dotloop in his hometown of Cincinnati, a company that created software to seamlessly manage real estate transactions. Zillow acquired dotloop in 2015, and Austin continued to run dotloop as a Zillow executive until 2018. Austin started selling real estate at the age of 18 and worked in residential and commercial real estate for a decade. Austin’s five-year work history is as follows:

Pacaso Inc. - Co-founder and Chief Executive Officer	January 2020 – Present
Houwzer - Board Member	January 2020 – January 2024
WineSociety - Chairman	January 2019 - January 2020
Zillow Group - Founder & GM, dotloop	August 2015 - December 2018

Joseph Maehler, Chief Investment Officer. Joe is the Chief Investment Officer for Pacaso and is responsible for all investment and capital markets activity at Pacaso. Joe previously led national investment efforts at Starwood Waypoint (NYSE: SWAY) where he leveraged technological solutions to acquire over 29,000 homes. He brings over 20 years of real estate debt and equity experience to Pacaso. Joe’s five-year work history is as follows:

Chief Investment Officer - Chief Investment Officer	December 2020 – Present
Buchanan Street Partners - Senior Vice President	November 2017 – December 2020

David Willbrand, Chief Legal Officer. David is the Chief Legal Officer for Pacaso. Before joining Pacaso, David founded, grew and chaired one of the most prominent startup and venture capital legal practices in the Midwest. In addition to his role as Pacaso’s Chief Legal Officer, David is a Professor of Law at the University of Michigan and an Entrepreneur-in-Residence at Miami University. He is also the author of “Seed Deals: How to Grow from Startup to Venture Capital.” David’s five-year work history is as follows:

Pacaso Inc. - Chief Legal Officer	April 2021 – Present
Thompson Hine LLP - Associate/Partner	May 2004 – April 2021

Daivak Shah, Chief Technology Officer. Daivak is passionate about building scalable and efficient technology solutions from the ground up. He brings 20 years of experience managing all technical aspects of consumer and enterprise products. Previously Daivak was VP of engineering at Zillow responsible for real estate transaction experience and at Yahoo! led cross functional engineering teams for mobile products such as homepage and search. Daivak’s five-year work history is as follows:

Pacaso Inc. - Chief Technology Officer	March 2020 – Present
Zillow Group - Vice President of Engineering	September 2012 – March 2020

Alvaro Cortes, Chief Financial Officer. Alvaro Cortes, Pacaso’s Chief Financial Officer, brings over 15 years of expertise in building and leading finance, accounting and capital markets teams in real estate finance and investment banking. He spearheads Pacaso’s global financial and accounting operations, collaborating closely with executive leadership to define and execute business and growth strategies. Prior to joining Pacaso, Alvaro worked in investment banking covering the real estate sector at RBC Capital Markets and UBS, where he advised on M&A, debt and equity transactions exceeding $50 billion in value. He received his MBA from the Amos Tuck School at Dartmouth College and his BS in Civil Engineering from Florida State University. Alvaro’s five-year work history is as follows:

Pacaso Inc. - Chief Financial Officer	July 2024 - Present
Pacaso Inc. - Senior Vice President, Finance	May 2021 - July 2024
RBC Capital Markets - Director, Real Estate Investment Banking	April 2019 - May 2021
UBS - Associate/Director, Real Estate, Lodging & Leisure	September 2013 - April 2019

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Douglas Shankman, Chief Revenue Officer. Doug is a growth-focused leader with over 15 years of experience scaling Property Technology companies from inception. Doug has driven revenue growth through data-driven strategies, sales optimization, and automation. Previously, Doug held executive positions at Crexi & Hemlane and has a proven track record of building high-performing teams and advising startups and venture capital firms. Douglas’ five-year work history is as follows:

Pacaso Inc. - Chief Revenue Officer	May 2024 – Present
CASAFARI - Advisor	October 2022 – Present
VendorPM - Advisor	September 2022 – Present
HemLane - Chief Revenue Officer	February 2023 – May 2024
CREXi - Vice President of Sales/Senior	October 2016 – January 2023
Vice President of Revenue

Spencer Rascoff, Co-founder and Chairman of the Board. Spencer co-founded Pacaso with Austin Allison to broaden access to second home ownership. He is a serial entrepreneur who also co-founded Zillow and Hotwire, and was CEO of Zillow for a decade. Spencer is passionate about company culture, and at Zillow he created and maintained a culture that frequently won awards from places like Fortune Best Places to Work and Glassdoor. Today, Spencer is a frequent angel investor and advisor to startups, teaches entrepreneurship at Harvard University, and is the CEO of Match Group. Spencer’s five-year work history is as follows:

Pacaso Inc. - Co-founder and Chairman of the Board	June 2021 – Present
Match Group - Chief Executive Officer	February 2025 - Present

Harvard University - Professor	January 2019 – Present
heyLibbi.ai - Co-founder	April 2023 – Present
Varo Bank - Board Member	April 2022 – Present
Queue - Co-founder and Chairperson	October 2022 – Present
Recon Food - Co-founder	June 2020 – Present
75 & Sunny - Co-founder and General Partner	May 2021 – Present
Match Group - Board Member	March 2024 – February 2025
dot.LA - Co-founder and Executive Chairman	July 2019 – March 2024
Palantir Technologies - Board Member	June 2020 – June 2022
Supernova Partners - Co-Chair of Board of Directors	September 2020 – September 2021
TripAdvisor – Board Member	July 2013 – June 2020
Zillow Group - Co-founder, Board Member, and CEO	September 2005 – April 2020
Seattle Children’s Research Institute - Board Member	October 2013 – January 2020
Julep - Board Member	April 2013 – January 2020
Techstars Seattle - Mentor	August 2011 - January 2020

Malissia Clinton, Director. Malissia Clinton is an executive with considerable board experience and over 25 years of practice across multiple industries, including defense, aerospace, intelligence, advanced technologies and health care. Clinton is currently the Executive Vice President, General Counsel & Secretary at Meritage Homes Corporation, a publicly traded American real estate development company that constructs single-family detached homes across the United States. Clinton previously served as Senior Vice President, General Counsel and Secretary at Los Angeles-based The Aerospace Corporation, the preeminent DoD advisor for the space enterprise. At Aerospace, Clinton served as a strategic partner to the C-Suite on a broad range of transactional and governance issues. Clinton serves on the board of 3D Systems (NYSE: DDD), a leading additive manufacturing solutions company, and is the chair of the compliance committee of 3D Systems. Malissia’s five-year work history is as follows:

Pacaso Inc. - Director	June 2021 – Present
Meritage Homes - Executive Vice President, General Counsel & Secretary	April 2022 – Present
3D Systems Corporation - Member Board of Directors	March 2019 – Present
City of Hope - Member Board of Directors	September 2016 – June 2022
Progyny, Inc. - Director	November 2022 – April 2022
The Aerospace Corporation - Senior Vice President, General Counsel & Secretary	July 2009 – April 2022

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Dan Levitan, Director. Dan Levitan has over 30 years of collective experience in venture capital and investing, specializing in leading consumer businesses. Eager to help innovative companies realize their full potential, Dan launched Maveron in 1998 with Howard Schultz, former CEO of Starbucks Coffee Company.

In his over 25-year career at Maveron, Dan has led many successful investments, including zulily (NASDAQ: ZU), Potbelly (NASDAQ: PBPB), Trupanion (NYSE: TRUP), Capella Education Company (NASDAQ: CPLA), eBay (NASDAQ: EBAY), and Shutterfly (NASDAQ: SFLY). He currently serves on the Board of Directors for Allbirds, Daring Foods, Domain Money, Engageli, Otis, Pacaso, Trupanion, and Two Chairs. Dan’s five-year work history is as follows:

Pacaso Inc. - Director	June 2021 – Present
Maveron LLC - Co-Founder and Partner	1998 – Present
Allbirds - Member of Board of Directors	2016 – Present
Two Chairs - Member of Board of Directors	January 2018 – Present
Engageli - Member of Board of Directors	April 2021 – Present
Domain Money - Member of Board of Directors	July 2021 – Present
daring - Member of Board of Directors	July 2020 – Present
Trupanion - Member of Board of Directors	2007 – Present

Lara Cumberland, Director. Prior to joining Pacaso, Lara led M&A integration at Meta, formerly Facebook, where she oversaw the integration of all global acquisitions since 2015. She also worked with Meta’s executive team in leading strategic cross-company initiatives to address some of the company’s most complex challenges. Before that, Lara held senior leadership roles overseeing M&A integration for more than 100 acquisitions at premier technology companies including IBM, eBay and PayPal. Lara will start her role as Director in August 2024. Lara’s five-year work history is as follows:

Pacaso Inc. - Director	August 2024 - Present
Pacaso Inc. - Chief Operating Officer	April 2022 – July 2024
The C100 - Board Member	July 2023 – Present
Meta (formerly Facebook) - VP M&A Integration and Cross-Company Initiatives	February 2015 - March 2022

Board Committees

We have established the Strategic Transaction Committee.

Family Relationships

There are no familial relationships between any of our officers and directors.

Director or Officer Involvement in Certain Legal Proceedings

Our current directors and executive officers have not at any time in the past five (5) years been convicted in a criminal proceeding (excluding traffic violations and other minor offenses) and no petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such officers or directors, or any partnership in which they were a general partner at or within two years before the time of such filing, or any corporation or business association of which he or she was an executive officer at or within two years before the time of such filing.

Code of Ethics

We have adopted a Code of Ethics attached hereto as an Exhibit.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

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The table below summarizes all compensation awarded to, earned by, or paid to our executive officers and directors for all services rendered in all capacities to us during the previous fiscal year ended as of December 31, 2024, rounded to the nearest whole dollar.

Executive Summary Compensation Table

	Capacities in Which Compensation was Received	Cash	Other
Austin Allison	Chief Executive Officer	$5,928	3,000,000 RSUs
Spencer Rascoff	Chairman of the Board	$96,250	750,000 RSUs
David Willbrand	Chief Legal Officer	$335,000	750,000 RSUs
Joseph Maehler	Chief Investment Officer	$320,000	1,000,000 RSUs
Daivak Shah	Chief Technology Officer	$327,000	1,250,000 RSUs
Alvaro Cortes	Chief Financial Officer	$307,500	1,072,076 RSUs
Douglas Shankman	Chief Revenue Officer	178,125	1,075,000 RSUs
Aggregate Director Compensation		$1,569,803	8,897,076 RSUs

Our non-employee directors do not receive a salary. Two out of five directors are included in this table, as three of the five directors did not receive cash or equity compensation during the previous fiscal year ended as of December 31, 2024.

Equity Compensation Plans (as of March 31, 2025)

2022 Equity Incentive Plan

Awards. The Equity Incentive Plan (the “Plan”) provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to our employees and our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, RSU awards, performance awards and other forms of awards to our employees, directors and consultants and any of our affiliates’ employees and consultants.

Authorized Shares. The maximum number of shares of our Class B common stock that may be issued under the Plan is 34,443,843 shares, 9,567,212 of which remain available for issuance. In addition, the number of shares of our Class B common stock reserved for issuance under the Plan will automatically increase on January 1 of each year, beginning on January 1, 2022 and continuing through January 1, 2031, in an amount equal to (1) 1.0% of the total number of shares of our common stock outstanding on December 31 of the immediately preceding year, or (2) a lesser number of shares determined by our board of directors.

Shares subject to stock awards granted under the Plan that expire or terminate without being exercised in full or that are paid out in cash rather than in shares will not reduce the number of shares available for issuance under the Plan. Shares withheld under a stock award to satisfy the exercise, strike or purchase price of a stock award or to satisfy a tax withholding obligation will not reduce the number of shares available for issuance under the Plan. If any shares of our Class B common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by us (i) because of a failure to meet a contingency or condition required for the vesting of such shares; (ii) to satisfy the exercise, strike or purchase price of a stock award; or (iii) to satisfy a tax withholding obligation in connection with a stock award, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under the Plan.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, administers the Plan. Our board of directors may delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive specified stock awards; and (ii) determine the number of shares subject to such stock awards. Under the Plan, our board of directors will have the authority to determine stock award recipients, the types of stock awards to be granted, grant dates, the number of shares subject to each stock award, the fair market value of our Class B common stock, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

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Under the Plan, our board of directors also generally will have the authority to effect, with the consent of any materially adversely affected participant, (i) the reduction of the exercise, purchase, or strike price of any outstanding option or stock appreciation right; (ii) the cancellation of any outstanding option or stock appreciation right and the grant in substitution therefore of other awards, cash, or other consideration; or (iii) any other action that is treated as a repricing under generally accepted accounting principles.

Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the administrator. The administrator will determine the exercise price for stock options, within the terms and conditions of the Plan, except the exercise price of a stock option generally will not be less than 100% of the fair market value of our Class B common stock on the date of grant. Options granted under the Plan will vest at the rate specified in the stock option agreement as will be determined by the administrator.

The administrator will determine the term of stock options granted under the Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement, or other written agreement between us and the recipient, provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of Class B common stock issued upon the exercise of a stock option will be determined by the administrator and may include (i) cash, check, bank draft or money order; (ii) a broker-assisted cashless exercise; (iii) the tender of shares of our Class B common stock previously owned by the optionholder; (iv) a net exercise of the option if it is an NSO; or (v) other legal consideration approved by the administrator.

Unless the administrator provides otherwise, options or stock appreciation rights generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our Class B common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year, under all of our stock plans, may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (ii) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards. RSU awards are granted under restricted stock unit award agreements adopted by the administrator. RSU awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. An RSU award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by an RSU award. Except as otherwise provided in the applicable award agreement, or other written agreement between us and the recipient, RSU awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

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Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past or future services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The administrator will determine the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of Class B common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights. Stock appreciation rights are granted under stock appreciation right agreements adopted by the administrator. The administrator will determine the purchase price or strike price for a stock appreciation right, which generally will not be less than 100% of the fair market value of our Class B common stock on the date of grant. A stock appreciation right granted under the Plan will vest at the rate specified in the stock appreciation right agreement as will be determined by the administrator. Stock appreciation rights may be settled in cash or shares of our Class A common stock or in any other form of payment as determined by our board of directors and specified in the stock appreciation right agreement.

The administrator will determine the term of stock appreciation rights granted under the Plan, up to a maximum of 10 years. If a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 12 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate upon the termination date. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards. The Plan will permit the grant of performance awards that may be settled in stock, cash or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, our Class B common stock.

The performance goals may be based on any measure of performance selected by our board of directors. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by our board of directors at the time the performance award is granted, our board will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (i) to exclude restructuring or other nonrecurring charges; (ii) to exclude exchange rate effects; (iii) to exclude the effects of changes to generally accepted accounting principles; (iv) to exclude the effects of any statutory adjustments to corporate tax rates; (v) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (vi) to exclude the dilutive effects of acquisitions or joint ventures; (vii) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (viii) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (ix) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (x) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (xi) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles.

Other Stock Awards. The administrator will be permitted to grant other awards based in whole or in part by reference to our Class A common stock. The administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

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Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (i) the class and maximum number of shares reserved for issuance under the Plan, (ii) the class and maximum number of shares by which the share reserve may increase automatically each year, (iii) the class and maximum number of shares that may be issued upon the exercise of ISOs, and (iv) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. In the event of a corporate transaction (as defined below), unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the administrator at the time of grant, any stock awards outstanding under the Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the value of the property the participant would have received upon the exercise of the stock award, over (ii) any per share exercise price payable by such holder, if applicable. In addition, any escrow, holdback, earn out or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of our Class B common stock.

Under the Plan, a “corporate transaction” is generally the consummation of (i) a sale or other disposition of all or substantially all of our consolidated assets; (ii) a sale or other disposition of at least 50% of our outstanding securities; (iii) a merger, consolidation or similar transaction following which we are not the surviving corporation; or (iv) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control. Stock awards granted under the Plan may be subject to acceleration of vesting and exercisability upon or after a change in control (as defined below) as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.

Under the Plan, a “change in control” is generally (i) the acquisition by any person or company of more than 50% of the combined voting power of then outstanding stock; (ii) a merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction; (iii) stockholder approval of a complete dissolution or liquidation; (iv) a sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction; or (v) when a majority of our board of directors becomes comprised of individuals who were not serving on our board of directors on the date of the underwriting agreement related to this offering, or the incumbent board, or whose nomination, appointment, or election was not approved by a majority of the incumbent board still in office.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate the Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts the Plan. No stock awards may be granted under the Plan while it is suspended or after it is terminated.

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2020 Stock Option Plan

Awards. The 2020 Stock Option Plan (the “Option Plan”) provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to our employees and our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, or NSOs to our employees, directors and consultants and any of our affiliates’ employees and consultants.

Authorized Shares. The maximum number of shares of our Class B common stock that may be issued under the Option Plan is 20,461,409 shares, 174,791 of which remain available for issuance.

Shares subject to stock awards granted under the Option Plan that expire or terminate without being exercised in full or that are paid out in cash rather than in shares will not reduce the number of shares available for issuance under the Option Plan. Shares withheld under a stock award to satisfy the exercise, strike or purchase price of a stock award or to satisfy a tax withholding obligation will not reduce the number of shares available for issuance under the Option Plan. If any shares of our Class B common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by us (i) because of a failure to meet a contingency or condition required for the vesting of such shares; (ii) to satisfy the exercise, strike or purchase price of a stock award; or (iii) to satisfy a tax withholding obligation in connection with a stock award, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under the Option Plan.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, administers the Option Plan. Our board of directors may delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive specified stock awards; and (ii) determine the number of shares subject to such stock awards. Under the Option Plan, our board of directors will have the authority to determine stock award recipients, the types of stock awards to be granted, grant dates, the number of shares subject to each stock award, the fair market value of our Class B common stock, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

Under the Option Plan, our board of directors also generally will have the authority to effect, with the consent of any materially adversely affected participant, (i) the reduction of the exercise, purchase, or strike price of any outstanding option; (ii) the cancellation of any outstanding option and the grant in substitution therefore of other awards, cash, or other consideration; or (iii) any other action that is treated as a repricing under generally accepted accounting principles.

Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the administrator. The administrator will determine the exercise price for stock options, within the terms and conditions of the Option Plan, except the exercise price of a stock option generally will not be less than 100% of the fair market value of our Class B common stock on the date of grant. Options granted under the Plan will vest at the rate specified in the stock option agreement as will be determined by the administrator.

The administrator will determine the term of stock options granted under the Option Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement, or other written agreement between us and the recipient, provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

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Acceptable consideration for the purchase of Class B common stock issued upon the exercise of a stock option will be determined by the administrator and may include (i) cash, check, bank draft or money order; (ii) a broker-assisted cashless exercise; (iii) the tender of shares of our Class B common stock previously owned by the optionholder; (iv) a net exercise of the option if it is an NSO; or (v) other legal consideration approved by the administrator.

Unless the administrator provides otherwise, options generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our Class B common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (ii) the term of the ISO does not exceed five years from the date of grant.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (i) the class and maximum number of shares reserved for issuance under the Option Plan, (ii) the class and maximum number of shares by which the share reserve may increase automatically each year, (iii) the class and maximum number of shares that may be issued upon the exercise of ISOs, and (iv) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. In the event of a corporate transaction (as defined below), unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the administrator at the time of grant, any stock awards outstanding under the Option Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the value of the property the participant would have received upon the exercise of the stock award, over (ii) any per share exercise price payable by such holder, if applicable. In addition, any escrow, holdback, earn out or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of our Class B common stock.

Under the Option Plan, a “corporate transaction” is generally the consummation of (i) a sale or other disposition of all or substantially all of our consolidated assets; (ii) a sale or other disposition of at least 50% of our outstanding securities; (iii) a merger, consolidation or similar transaction following which we are not the surviving corporation; or (iv) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control. Stock awards granted under the Option Plan may be subject to acceleration of vesting and exercisability upon or after a change in control (as defined below) as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.

32

Under the Option Plan, a “change in control” is generally (i) the acquisition by any person or company of more than 50% of the combined voting power of then outstanding stock; (ii) a merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction; (iii) stockholder approval of a complete dissolution or liquidation; (iv) a sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction; or (v) when a majority of our board of directors becomes comprised of individuals who were not serving on our board of directors on the date of the underwriting agreement related to this offering, or the incumbent board, or whose nomination, appointment, or election was not approved by a majority of the incumbent board still in office.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate the Option Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts the Option Plan. No stock awards may be granted under the Option Plan while it is suspended or after it is terminated.

Item 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth the ownership, as of December 31, 2024, of our common stock by each person known by us to be the beneficial owner of more than 10% of any class of our outstanding voting stock, our directors, and our executive officers and directors as a group. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted. There are not any pending or anticipated arrangements that may cause a change in control.

As of December 31, 2024, there are a total of 1,598,821,395 votes eligible to be cast in any Company vote.

The information presented below, as of December 31, 2024 regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other right. More than one person may be deemed to be a beneficial owner of the same securities.

Except as otherwise indicated and under applicable community property laws, we believe that the beneficial owners of our common stock listed below have sole voting and investment power with respect to the shares shown. The address for Spencer Rascoff and Austin Allison is the Company’s address.

33

Title of Class	Name and Address of Beneficial Ownership	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent of Vote (on an as-converted basis)
Class A Common Stock and Class B Common Stock	Austin Allison	117,359,191 Class A (2)	3,000,000 RSUs	73.4%
Class A Common Stock, Class B Common Stock and Series B-1 Preferred Stock	Spencer Rascoff	29,364,799 Class A, 1,206,690 Series B-1 (1)	750,000 RSUs	18.4%
Class A and B Common Stock and Series A Preferred Stock	Maveron Equity Partners VII, L.P.	186,550 Class A, 3,535,034 Class B, 20,076,435 Series A Preferred	0	1.4%
Series A Preferred Stock, Series B-2 Preferred Stock, Series C-1 Preferred Stock	GFC/Rocket	14,340,300 Series A, 2,801,100 Series B-2, 1,492,397 Series C-1		1.2%
Series C-1 Preferred Stock	SVF II AIV (DE) LLC	13,991,232 Series C-1		.9%
Class B Common Stock	David Willbrand	1,875,000 Class B	807,378 RSUs	0.0%

Class B Common Stock	Daivak Shah	200,000 Class B	1,306,878 RSUs, 2,725,000 stock options	0.0%
Series C-1 Preferred Stock	Lara Cumberland	16,187 Series C-1	1,085,003 RSUs	0.0%
	Joseph Maehler		1,035,549 RSUs, 1,561,329 stock options	0.0%
	Dan Levitan		500 RSUs	0.0%
	Malissia Clinton		216,000 RSUs	0.0%
	Alvaro Cortes		1,616,076 RSUs, 133,924 stock options	0.0%
	Douglas Shankman		1,075,000 RSUs	0.0%

(1)	Mr. Rascoff owns 14,364,814 Class A shares in his name personally, 14,999,985 Class A shares as trustee of the Katerina Quinn Rascoff Irrevocable Trust, dated February 19, 2020, Luke Rascoff Irrevocable Trust, dated February 19, 2020, and Sophia Rascoff Irrevocable Trust, dated February 19, 2020 and 1,206,690 Series B-1 shares via 75 & Sunny LP.

(2)	Mr. Allison owns 99,900,000 shares in his name personally and 17,459,191 Shares as trustee of The 2016 Spousal Trust fbo Angela Marie Allison and The 2017 Spousal Trust fbo Gregory Austin Allison.

Item 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Except as described herein (or within the section entitled Executive Compensation of this Offering Circular), none of the following parties (each a “Related Party”) has, since January 1 2023 to the period ended December 31, 2024, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

●	any of our directors or officers;

●	any nominee for election as a director;

●	any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock; or

●	any member of the immediate family (including spouse, parents, children, siblings and in- laws) of any of the above persons.

34

Related Party Transactions

75 & Sunny LP, an investor in Pacaso Inc., holds either directly or indirectly, shares of Series B-1 Preferred Stock and Series C-1 Preferred Stock.

During the year ended December 31, 2023, the Company’s two co-founders, directly or indirectly, both participated in contributing funds towards the debt raised via SEC Regulation D as discussed earlier. The terms of the agreement are at market rates and consistent with all investors that participated in the offering.

The following officers and directors currently own, or have sold, within the last three years, one or more 1/8 shares in a Pacaso home: Dan Levitan, Austin Allison, Spencer Rascoff, Lara Cumberland, David Willbrand, and Daivak Shah. Employees and non-employee directors are permitted to purchase co-ownership interests in a Holding SPE formed by the Company and are also permitted to finance their purchases under the same terms and conditions available to all other third parties. When this occurs, the Company waives the markup charged to third-party customers for the Company’s role in facilitating the structure and property acquisition. The Company only waives the markup and does not provide employees or non-employee directors any other discounts associated with the purchase of a co-ownership interest. Additionally, upon a resale of co-ownership interests, the Company may act similar to a listing real estate agent and earn a commission on such sale at typical market rates.

On April 1, 2021, the Company entered into a lease agreement with an entity owned and controlled by the Company’s co-founder and CEO for use of an airplane to be used for business travel. The Company has concluded the terms of the agreement are at market rates and consistent, in form and substance, with those involving executives of other companies and the agreement was approved by the Company’s Board of Directors.

Conflicts of Interest

The following is a list of some of the important areas in which the interests of the Company may conflict with those of its management and/or the Company’s SPEs. The investors must rely on the general fiduciary standards and other duties that may apply to our management to prevent unfairness by any of the aforementioned in a transaction with the Company.

There may be conflicts of interests between the Company, its management and investors. Our officers and directors are officers and/or directors of Pacaso and may serve as management for its SPEs. Such officers and directors may also experience conflicts of interests in the event of a dispute between the Company and an SPE. Investors will have no right to participate in such entities or have any rights to the assets or operations of Pacaso or its SPEs or any other entities owned or managed by our management. To the extent our management is required to spend time on management of such entities, they may not be able to devote full-time to the Company’s operations. Our management will try to balance our interests with their duties to other entities. However, to the extent that such persons take actions that are more favorable to other entities than to us, these actions could have a negative impact on our financial performance and, consequently, on distributions to our investors and the value of our interests.

Certain legal, accounting and other advisors of the Company may also serve as representatives or agents of Pacaso, its SPEs or affiliates. As a result, conflicts of interests could arise and in such cases, such representatives or agents may have to withdraw from representation of the Company if such conflicts cannot be resolved.

The Company does not have any formal policies in place to resolve conflicts of interest.

Item 6. OTHER INFORMATION

None

35

Item 7. FINANCIAL STATEMENTS

PACASO INC. AND SUBSIDIARIES

F-1

INDEPENDENT AUDITOR’S REPORT

To The Board of Directors of Pacaso Inc.

Opinion

We have audited the consolidated financial statements of Pacaso Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of operations, comprehensive loss, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Deloitte & Touche

April 29, 2025

Seattle, WA

F-2

PACASO INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share amounts)

	December 31,
	2024	2023
ASSETS
Current Assets:
Cash and cash equivalents	$27,711	$39,628
Accounts receivable, net	6,864	7,182
Real estate inventory, net	5,538	45,245
Real estate investments, net	17,121	15,505
Other current receivables	3,359	3,674
Prepaid expenses	1,834	1,003
Deferred offering costs	541	-
Other current assets	2,678	3,976

Total current assets	65,646	116,213

Property and equipment, net	108	108

Intangible assets, net	2,988	3,809

Other long-term receivables	27,656	28,827

Other long-term assets	34	4,784

Total assets	$96,432	$153,741

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$1,460	$812
Accrued expenses	1,411	933
Deposit liabilities	1,036	479
Deferred revenue	116	4,542
SAFE investments	2,668	2,668
Other current liabilities	1,727	1,697
Guarantee liabilities	-	3,856
Current portion of debt	13,163	39,501

Total current liabilities	21,581	54,488

Long-term Liabilities:
Long-term debt	11,480	13,537
Other long-term liabilities	34	1,247

Total long term liabilities	11,514	14,784

Total Liabilities	33,095	69,272

Commitments and Contingencies (Note 13)
STOCKHOLDERS’ EQUITY:
Class A common stock, $0.00001 par value, 150,000,000 shares authorized, issued and outstanding as of December 31, 2024 and 2023	-	-
Class B common stock, $0.00001 par value, 120,000,000 and 110,500,000 shares authorized as of December 31, 2024 and 2023, respectively, and 9,667,964 and 8,724,444 shares issued and outstanding as of December 31, 2024 and 2023, respectively	-	-
Class C common stock, $0.00001 par value, 31,508,762 and no shares issued and outstanding as of December 31, 2024 and 2023	-	-
Class D common stock, $0.00001 par value, 28,957,528 shares authorized and 3,281,809 shares issued and outstanding as of December 31, 2024 and no shares issued and outstanding as of December 31, 2023	-	-
Series A preferred stock, 48,756,870 shares authorized and 48,563,543 issued and outstanding as of December 31, 2024 and 2023 and liquidation preference of $21,962	16,903	16,903
Series B preferred stock, 19,129,473 shares authorized and 18,779,540 issued and outstanding as of December 31, 2024 and 2023 and liquidation preference of $92,954	77,773	77,773
Series C preferred stock, 31,508,762 shares authorized and 31,448,013 shares issued and outstanding as of December 31, 2024 and 2023 and liquidation preference of $154,810	141,150	141,150
Additional paid in capital	24,175	15,315
Accumulated other comprehensive income (loss)	117	(1,327)
Retained deficit	(196,781)	(165,345)
Total Stockholders’ Equity	63,337	84,469

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$96,432	$153,741

The accompanying notes are an integral part of these consolidated financial statements.

F-3

PACASO INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(amounts in thousands, except per share data)

	December 31,
	2024	2023
Revenue:
Real estate sales, net	$74,421	$36,996
Gain on sale of real estate investments	4,488	7,707
Real estate services	47,651	45,360

Total revenue	126,560	90,063

Cost of revenue:
Cost of real estate	63,778	37,291
Cost of real estate services	41,292	37,598

Total cost of revenue	105,070	74,889

Gross Profit	21,490	15,174

Operating Expenses:
Sales and marketing	18,160	14,394
General and administrative	14,681	15,747
Technology and development	6,037	5,355
Operations	4,868	6,158
Holding costs	3,461	4,135
Depreciation	117	148

Total operating expenses	47,324	45,937

Loss from Operations	(25,834)	(30,763)

Interest expense	(6,562)	(9,274)
Interest income	3,820	4,334

Other expense	(2,804)	(376)

Loss before income taxes	(31,380)	(36,079)

Income tax expense	56	63

Net loss	$(31,436)	$(36,142)
Basic and diluted net loss attributable to Pacaso Inc. per share	$(0.20)	$(0.23)
Weighted average common shares outstanding:
Basic and diluted	161,192	157,450

The accompanying notes are an integral part of these consolidated financial statements.

F-4

PACASO INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(amounts in thousands)

	December 31,
	2024	2023

Net loss	$(31,436)	$(36,142)
Other comprehensive net (loss) earnings:
Foreign currency translation adjustment	1,444	(969)
Comprehensive net loss	$(29,992)	$(37,111)

The accompanying notes are an integral part of these consolidated financial statements.

F-5

PACASO INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR YEARS ENDED DECEMBER 31, 2024 and 2023

(amounts in thousands, except share data)

	Common Stock					Series A		Series B		Series C			Additional	Accumulated Other
	Class A		Class B		Class D	Preferred Stock		Preferred Stock		Preferred Stock		Accumulated	Paid-In	Comprehensive	Total
	Shares	Amount	Shares	Amount	Shares	Shares	Amount	Shares	Amount	Shares	Amount	Deficit	Capital	Income (Loss)	Equity

BALANCE — January 1, 2024	150,000,000	$-	8,724,444	$-	-	48,563,543	$16,903	18,779,540	$77,773	31,448,013	$141,150	$(165,345)	$15,315	$(1,327)	$84,469
Exercise of stock options		-	943,520	-	-		-		-		-	-	140	-	140
Share-based compensation expense	-	-	-	-	-	-	-	-	-	-	-	-	1,104	-	1,104
Issuance of Class D common stock	-	-	-	-	3,281,809	-	-	-	-	-	-	-	7,928	-	7,928
Offering costs	-	-	-	-	-	-	-	-	-	-	-	-	(312)	-	(312)
Equity adjustment from foreign currency translation	-	-	-	-	-	-	-	-	-	-	-	-	-	1,444	1,444
Net loss	-	-	-	-	-	-	-	-	-	-	-	(31,436)	-	-	(31,436)
BALANCE — December 31, 2024	150,000,000	$-	9,667,964	$-	3,281,809	48,563,543	$16,903	18,779,540	$77,773	31,448,013	$141,150	$(196,781)	$24,175	$117	$63,337

	Common Stock					Series A		Series B		Series C			Additional	Accumulated Other
	Class A		Class B		Class D	Preferred Stock		Preferred Stock		Preferred Stock		Accumulated	Paid-In	Comprehensive	Total
	Shares	Amount	Shares	Amount	Shares	Shares	Amount	Shares	Amount	Shares	Amount	Deficit	Capital	Income (Loss)	Equity

BALANCE — January 1, 2023	150,000,000	$-	4,668,125	$-	-	48,756,870	$16,970	18,839,870	$78,023	23,888,724	$127,956	$(129,183)	$11,914	$(358)	$105,322
Exercise of stock options	-	-	3,201,553	-	-	-	-	-	-	-	-	-	853	-	853
Issuance of Class B Common Stock under equity incentive plan	-	-	854,766	-	-	-	-	-	-	-	-	-	-	-	-
Share-based compensation expense	-	-	-	-	-	-	-	-	-	-	-	-	2,548	-	2,548
Repurchase of Series A preferred stock	-		-	-	-	(193,327)	(67)	-	-	-	-	(273)	-	-	(340)
Repurchase of Series B preferred stock	-	-	-	-	-	-	-	(60,330)	(250)	-	-	144	-	-	(106)
Repurchase of Series C preferred stock	-	-	-	-	-	-	-	-	-	(30,450)	(163)	109	-	-	(54)
Issuance of Series C preferred stock, net of issuance costs	-	-	-	-	-	-	-	-	-	7,589,739	13,357	-	-	-	13,357
Equity adjustment from foreign currency translation	-	-	-	-	-	-	-	-	-	-	-	-	-	(969)	(969)
Net loss	-	-	-	-	-	-	-	-	-	-	-	(36,142)	-	-	(36,142)
BALANCE — December 31, 2023	150,000,000	$-	8,724,444	$-		48,563,543	$16,903	18,779,540	$77,773	31,448,013	$141,150	$(165,345)	$15,315	$(1,327)	$84,469

F-6

PACASO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)

	December 31,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(31,436)	$(36,142)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,902	2,688
Loss of disposal of property and equipment	2	31
Share-based compensation	1,104	2,548
Loss on dissolution of foreign subsidiaries	2,804	-
Write-off of receivables from holding SPE’s	1,062	-
Non-cash impairment of real estate inventory and real estate investments	585	919
Amortization of debt issuance costs	362	711
Non-cash issuance of Class D common stock	203	-
Unrealized foreign currency transaction gains	(808)	(369)
Change in assets and liabilities, net of effect from foreign currency:
Real estate inventory, net	39,260	(21,401)
Real estate investments, net	(52,312)	24,628
Other receivables	1,473	(1,596)
Accounts receivable	319	(2,632)
Prepaid expenses and other current assets	909	7,714
Accounts payable	653	36
Accrued expenses	479	(8,819)
Deposit liabilities	557	(270)
Deferred revenue	(5,498)	5,264
Other assets and liabilities	4,652	(9,648)

Net cash used in operating activities	(32,728)	(28,338)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capitalized technology development	(1,964)	(1,794)
Purchases of property and equipment	(122)	(3)
Proceeds from sale of property and equipment	4	20

Net cash used in investing activities	(2,082)	(1,777)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of Series C preferred stock, net of issuance cost	-	656
Repurchase of Series A preferred stock	-	(340)
Repurchase of Series B preferred stock	-	(106)
Repurchase of Series C preferred stock	-	(54)
Proceeds from debt, net of issuance costs	62,968	70,257
Repayment of debt	(44,377)	(85,957)
Proceeds from sale of Class D common stock, net	5,334	-
Deferred offering costs	(541)	-
Proceeds from exercised options	140	853

Net cash provided by (used in) financing activities	23,524	(14,691)
Effect of foreign currency exchange rate changes on cash	(631)	156
NET CHANGE IN CASH AND CASH EQUIVALENTS	(11,917)	(44,650)

CASH, CASH EQUIVALENTS and RESTRICTED CASH:
Beginning of period	39,628	84,278

End of period	$27,711	$39,628
Supplemental cash flow information:
Cash paid during the period for:
Interest	$6,429	$8,802
Income taxes	$56	$48
Significant non-cash transactions:
Non-cash assignment of debt to Holding SPEs	$38,790	$47,980
Conversion of SAFE investments to Series C preferred stock	$-	$12,701
Other receivable from sale of Class D common stock	$1,578	$-
Non-cash issuance of Class D common stock	$704	$-

The accompanying notes are an integral part of these consolidated financial statements.

F-7

PACASO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(amounts in thousands, except share and per share data)

1.	ORGANIZATION AND DESCRIPTION OF OPERATIONS

Pacaso Inc., a Delaware corporation (“Pacaso” or the “Company”) was incorporated in January 2020. The Company facilitates buying, owning, and selling of co-ownership interests in second homes. The Company offers integrated financing, upscale interior design, professional property management, and proprietary technology to make scheduling stays simple. After purchase, the Company manages the home on an ongoing basis and supports the resale process in partnership with licensed real estate professionals. The Company has operations within the United States, Europe, and Mexico.

The Company conducts its primary business of acquiring and selling co-ownership interests in single family homes in destination communities through establishment of special purpose holding entities, in the form of limited liability companies (“Holding SPEs”). The Company, through a wholly-owned subsidiary, is the “Non-member Manager” of the Holding SPEs or the owner representative responsible for appointing the program manager. Pacaso is further appointed as the initial “Program Manager” for the management, maintenance, and operation of the homes. The Company sells co-ownership interests in the Holding SPEs to third-party owners (“Members”). Each Holding SPE holds one asset, typically a single-family residential home, and the Company structures the Holding SPE to have up to eight interests that can be sold individually. Generally, Members may own one-eighth and up to four-eighths of an individual Holding SPE.

The Company is responsible for forming and establishing each Holding SPE, at which time it typically is the sole economic owner, or membership interest holder, of the Holding SPE and its Non-member Manager. The Holding SPE will contract with a selling real estate holder to acquire a specific property, while also arranging for debt financing to be drawn upon by the Holding SPE or the Company to pay for the balance of funds due to purchase the property at transaction closing. The Company’s initial economic interest placed in a specific property prior to closing is dependent upon the number of Members identified by the time of home closing. The Holding SPE debt is collateralized by the underlying property deed for each property. The Company has agreed with Holding SPE lenders to guarantee repayment of any of the Holding SPEs debt related obligations in the event a Holding SPE, and its underlying third-party Members, are unable to fulfill its obligations to lenders.

As the Company sells membership interests, new third-party Members either pay cash in full for their interests or may choose to finance up to 70% of their purchase price directly with the Holding SPE or the Company. The Company sells Holding SPE membership interests based on a fractional allocation of the price to acquire the property and certain costs to procure furnishings for the homes plus a markup paid to the Company for its role in facilitating the structure and property acquisition.

As a property is acquired, the Holding SPE enters into an agreement with a wholly-owned subsidiary of the Company, as the Program Manager, to manage the ongoing operations of the Holding SPE through providing various services, inclusive of Holding SPE management services, administrative services, technology services (such as providing for the use of the Company’s proprietary booking and stays technology), property management services, and financial services. As the Holding SPE sells membership interests, each new third-party Member signs the Holding SPE operating agreement. The Company receives a fixed monthly fee from each of the Members for providing services to the Holding SPE. All actual operating costs and capital expenditures of the Holding SPE are passed on directly to Holding SPE Members for payment. If a property has closed, but is not yet fully subscribed, the Company is responsible for making its share of operating and capital cost payments based on its pro-rata level of retained Holding SPE ownership interest during the period. This can be inclusive of any debt service costs, as well as property maintenance costs. These costs represent the Company’s equity earnings or losses associated with its equity method investments and such costs are recorded within holding costs and interest expense on the Consolidated Statement of Operations. The amount included in holding costs for the years ended December 31, 2024 and 2023 were $3,461 and $4,135, respectively.

Members can remarket their Holding SPE membership interests at a price of their determination, without influence from other third-party owners or the Company. Existing Holding SPE Members are granted a right of first offer if a Member wishes to sell their Holding SPE interest, but existing Members are not compelled to accept these offers. In scenarios whereby an existing Member wishes to sell its interest, the Company may act similar to a listing real estate agent and earn a commission on such sale.

During 2022, the Company decided to wind down a significant portion of operations in Spain, which led to the majority of the revenue reflected in Europe during the year ended 2023 due to whole home dispositions. As a result of the Spain dissolution, during 2024 when the liquidation was complete, the Company recorded a realized loss of $4,053 on the settlement of remaining intercompany balances denominated in non-functional foreign currencies, offset by a foreign currency translation gain reclassification of $1,249 from accumulated other comprehensive income (loss) in accordance with ASC 830, Foreign Currency Matters, which is included in other expense.

F-8

Certain Significant Risks and Business Uncertainties The Company is subject to the risks and challenges associated with companies at a similar stage of development, including dependence on key individuals, successful development and marketing of its products and services, competition from substitute products and services, and larger companies with greater financial, technical management, and marketing resources. Further, during the period required to achieve and sustain substantially higher revenues in order to become profitable, the Company may require additional funds that may not be readily available or may not be on terms that are acceptable to the Company.

The Company operates in a dynamic industry and, accordingly, can be affected by a variety of factors. For example, management of the Company believes that any of the following factors could have a significant negative effect on the Company’s future financial position, results of operations, and cash flows: rates of revenue growth, the stability of the real estate market, impact of interest rate changes, concentration of financing optionality if current lenders cease to provide financing, local regulations prohibiting the Company from doing business, unanticipated fluctuations in operating results due to economic or political factors that are outside the Company’s control, including potential increased tariffs, intense competition, failure to attract and retain key personnel, failure to protect intellectual property, and inability to manage growth.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying consolidated financial statements include Pacaso Inc., its wholly owned subsidiaries, as well as the Holding SPEs in which the Company directly or indirectly has a controlling financial interest. All intercompany balances and transactions have been eliminated in consolidation.

Principles of Consolidation—When evaluating an entity for consolidation, the Company first determines whether an entity is a variable interest entity (“VIE”). If the entity is deemed to be a VIE, the Company determines whether it would be the entity’s primary beneficiary and consolidates those VIEs for which the Company would be the primary beneficiary. The Company will also consolidate an entity not deemed a VIE upon determination that the Company has a controlling financial interest. See below for further discussion on the Company’s accounting for Holding SPEs used to acquire and sell co-ownership interests.

Use of Estimates—The Company prepared the Consolidated Financial Statements in conformity with U.S. generally accepted accounting principles (“GAAP”). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the Consolidated Financial Statements and the reported amounts of net revenue and expenses during the reporting period. The Company regularly evaluates its estimates, including, but not limited to, those related to the net realizable value of real estate inventory and real estate investments, useful lives of long-lived assets and intangible assets, capitalized software development, valuation of common stock, share-based compensation, and income taxes. The amounts ultimately realized from the affected assets or ultimately recognized as liabilities will depend on, among other factors, general business conditions and could differ materially in the near term from the carrying amounts reflected in the Consolidated Financial Statements. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates.

Foreign Currency Translation—The financial statements of the Company’s foreign subsidiaries are translated into U.S. dollars using period-end exchange rates for assets and liabilities and average rates for operating results. Unrealized translation gains and losses are included in accumulated other comprehensive income (loss) in stockholders’ equity and included in net earnings only upon sale or liquidation of the underlying foreign subsidiary. When a transaction is denominated in a currency other than the subsidiary’s functional currency, the Company recognizes a transaction gain or loss in other income (expense), net within the Consolidated Statements of Operations when the transaction is settled.

F-9

Concentration of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents. The Company generally places cash and cash equivalents and investments with high-credit-quality counterparties to ensure the financial institutions are stable when the Company’s deposits exceed Federal Deposit Insurance Company limits. The Company maintains its cash accounts with financial institutions where, at times, deposits exceed federal insurance limits.

Consolidation and Real Estate Investment Accounting — Co-ownership—Prior to fiscal year 2023, the Holding SPE’s operating agreement typically provided that all activities of the Holding SPE’s that most significantly impact the Holding SPE’s economic performance are controlled by non-Pacaso members upon the sale of a single share in an individual Holding SPE. The Company was no longer the primary beneficiary of the Holding SPEs upon the sale of the first membership interest, or group of membership interests, in an individual Holding SPE as the Company no longer had the power to direct the activities of the Holding SPE that most significantly impact the Holding SPE’s economic performance. As a result, the Company deconsolidated the Holding SPE upon the first closing of a membership interest in an individual Holding SPE.

During the year ended December 31, 2023, the Holding SPE’s operating agreement was amended and the Company has the power to direct the activities of the Holding SPE’s that most significantly impact the Holding SPE’s economic performance until five of eight membership interests in an individual Holding SPE are sold, thus the Company does not deconsolidate until the fifth membership interest are sold in these circumstances.

In the last quarter of fiscal year 2024, the Holding SPE’s operating agreement was updated and typically provided that all activities of the Holding SPE’s that most significantly impact the Holding SPE’s economic performance are controlled by non-Pacaso members upon the sale of a single share in an individual Holding SPE, thus the Company deconsolidates after the first sale of the membership interest. The operating agreement is typically not amended after a Holding SPE is created, thus the accounting treatment applied is on a SPE by SPE basis depending on the specific language in each.

Additionally, in certain limited circumstances during 2023, the Company was unable to legally transfer membership interest in the Holding SPE due to a lender restriction and the Company did not deconsolidate Holding SPEs with this lender restriction in 2023. Funds received for Holding SPEs with this lender restriction were recorded to deferred revenue until the loan was paid in full, at which time the membership was transferred, the Holding SPEs were deconsolidated, and revenue was recognized. This loan was paid in full and the restrictions were removed during December 2024 and the Company deconsolidated and recognized as revenue.

Until Holding SPEs are deconsolidated, the Company’s Consolidated Balance Sheet includes all assets and liabilities of those Holding SPEs. Any amounts received from Members associated with consolidated Holding SPEs are reflected as deferred revenue on the Company’s Consolidated Balance Sheet.

Upon deconsolidation of each Holding SPE, the Company accounts for the remaining membership interests held as equity method investments, which are recorded on the Company’s Consolidated Balance Sheet as real estate investments, net. The equity method investments represent the Company’s non-controlling equity investment in the unconsolidated Holding SPEs. The real estate value and associated debt obligations associated with these remaining membership interests are presented on the Company’s Consolidated Balance on a net basis. Non-refundable cash proceeds received from third-party customers prior to the Company closing on the acquisition of a home are reflected as deferred revenue on the Company’s Consolidated Balance Sheet. Refundable deposits received from third-party customers are classified as deposit liabilities on the Company’s Consolidated Balance Sheet.

The deferred revenue balance as of December 31, 2024 and 2023 was $116 and $5,614, respectively, and consists primarily of cash payments received for Holding SPEs that are not deconsolidated, as well as cash payments received in advance of satisfying performance obligations. Revenue recognized for the year ended December 31, 2024 related to amounts recorded as deferred revenue as of December 31, 2023 was $5,498.

All operating costs of consolidated Holding SPEs are shared between the Company and the Members based on a pro-rata ownership interest.

F-10

Cash and Cash Equivalents—Cash and cash equivalents consist of cash on hand and all highly liquid investments with original maturities of three months or less at the date of purchase. The carrying amounts reported in the Consolidated Balance Sheets for cash and cash equivalents are valued at cost, which approximates their fair value.

Accounts and Other Receivable and Other Long Term Receivable and Reserves for Credit Losses—Accounts and Other long term receivables are stated at amounts due from customers, net of reserves for credit losses. Reserves for credit losses is a best estimate of credit losses within the Company’s accounts receivable portfolio. The Company estimates its reserves for credit losses by considering a number of factors, including the length of time accounts receivable are past due, previous loss history, the Company’s judgment as to the specific customer’s current ability to pay its obligation and the condition of the general economy. Account balances are charged against the reserves when they become uncollectible after the Company has exhausted all means of collection. At December 31, 2024 and 2023, the Company did not record any reserves for credit losses as all amounts are deemed to be collectible.

As discussed above, as the Holding SPE sells membership interests, new third-party Members either pay cash in full for their interests or choose to finance up to 70% of their purchase price directly with the Holding SPE. As of December 31, 2024 and 2023, the Company’s accounts receivable was comprised primarily of balances due from new third-party members where an installment agreement was executed with terms less than 12 months. Any amounts due under installment agreements that have payments due over 12 months as of the balance sheet date are recorded as Other long term receivables on our consolidated balance sheet. While the payment terms over 12 months are classified as long term receivables, there is a possibility that the Company either obtains additional debt at the Holding SPE which could reduce this long term receivable or principal paydowns from third-party Members that financed their purchase.

Additionally, as of December 31, 2024, other current receivables include $1,578 of net proceeds not yet received from our transfer agent in connection with our Regulation A offering. The proceeds were received in full on January 9, 2025.

Deferred Offering Costs—Offering costs associated with our Regulation A offering are capitalized on our consolidated balance sheet and charged to additional paid-in capital pro-rata as funds are raised and will all be charged to additional paid-in capital upon the completion of the offering. During the year ended December 31, 2024, the Company capitalized $634 of offering cost and amortized $93 to paid-in capital. Total offering cost charged to paid-in capital as of December 31, 2024 is $312, which includes amortization of $93 and $219 in processing fees.

Other Long-Term Assets—Other long-term assets as of December 31, 2023 primarily consisted of real estate inventory where the Company was unable to legally transfer membership interest in the Holding SPE due to a lender restriction (see Note 2 above). As of December 31, 2023 due to the debt maturity for the associated real estate inventory asset being over 12 months, the inventory was classified as long-term assets. This loan was paid in full and the restrictions were removed during December 2024 and the Company deconsolidated the Holding SPE.

Property and Equipment—Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. During the years ended December 31, 2024 and 2023, property and equipment consisted of computer and office equipment with an estimated useful life of 3 years.

Website and Software Development Costs—The costs incurred in the preliminary stages of website and software development are expensed as incurred. Once an application has reached the development stage, direct and incremental internal and external costs relating to upgrades or enhancements, and deemed by the Company to be significant, are capitalized and amortized on a straight-line basis over their estimated useful lives. Maintenance and enhancement costs (including those costs in the post-implementation stages) are expensed as incurred, unless such costs relate to substantial upgrades and enhancements to the websites (or software) that result in added functionality, in which case the costs are capitalized and amortized on a straight-line basis over the estimated useful lives. Estimated useful lives of website and software development activities are reviewed frequently and adjusted as appropriate to reflect upcoming development activities that may include significant upgrades or enhancements to the existing functionality.

F-11

Capitalized software development costs principally relate to the development of the Company’s mobile applications, including the Company’s SmartStay booking technology, as well as website development and internal process automation. Total capitalized software development costs were $1,964 and $1,794 for the years ended December 31, 2024 and 2023, respectively, and are included in intangible assets, net within the Company’s Consolidated Balance Sheets and are amortized over an estimated useful life of 3 years. Amortization expense of capitalized software development costs was $2,785 and $2,541 for the years ended December 31, 2024 and 2023, respectively.

Revenue Recognition

Real estate sales—The Company generates real estate sales revenue from the sale of partial membership interests in single family real estate and the revenue is recorded net of any discounts, or concessions, that may be granted. Real estate sales revenue also included sales of subsequent replacements of furnishings to the Holding SPEs.

As outlined above in Consolidation and Real Estate Investment Accounting — Co-ownership, the Company’s revenue recognition policies are first impacted by its ability to deconsolidate Holding SPE entities from its balance sheet. Once a Holding SPE has met the criteria for deconsolidation, the Company then evaluates the appropriate recognition of revenue and cost for membership interest sales, or in the case of a whole home sale, for the entirety of the home. During the year ended December 31, 2023 a significant majority of the Real Estate sales revenue was due to whole home sales, primarily due to winding down operations in Spain. Real estate sales revenue is recognized on the Holding SPE membership interest sale if a transfer of control over the interest is deemed to have occurred, which is defined as the point in time when a binding contract has been executed, the underlying Holding SPE share has been provided to a Member who obtains the right to use the home, any rescission or right-of-return periods have expired, and the transaction price has been fully paid or deemed to be collectible. Any amounts received prior to when transfer of control is deemed to have occurred, or prior to deconsolidation, are recorded as deferred revenue within the Company’s Consolidated Balance Sheets.

As outlined above in Consolidation and Real Estate Investment Accounting — Co-ownership, the Company deconsolidates the Holding SPE upon the first closing, or the fifth closing for Holding SPEs depending on which operating agreement was applicable. The first or fifth closing could be associated with the sale of one or multiple membership interests up to and including all eight membership interests. Real estate sales revenue is recognized for all membership interests sold upon the first or fifth closing. Deconsolidation of the Holding SPE occurs after the first closing or fifth closing, at which point the Holding SPE is classified as an equity method investment on the Company’s Consolidated Balance Sheet.

In addition, real estate sales revenue includes sales of whole homes whereby the Company has purchased a home, but found a single buyer for the home as opposed to multiple buyers. In these circumstances revenue is recorded when transfer of control over the home occurs, similar to the criteria for recognizing membership interest sales.

Gains on real estate investment sales—All membership interests sold after deconsolidation are treated as sales of equity method investments and recognized as net gains on the sale of real estate investments in the Consolidated Statement of Operations. These net gains are also recorded net of any discounts, or concessions, that may be granted. The Company records gains on sales when the criteria for sale recognition have been achieved, which are largely consistent with criteria evaluated for real estate sales. Membership interests are sold without recourse to investors, and Members are able to pledge or exchange their membership interests received. The Company also does not hold any repurchase rights associated with membership interests sold which would prohibit gain recognition as other criteria for sale recognition have been achieved. During the year ended December 31, 2022, there were limited circumstances in which the Company could not transfer ownership for sold membership interests due to certain provisions in the legal agreements which prohibited gain recognition. The Company recorded the impact of these as failed sales, with cash received from customers recorded as long-term debt. As of December 31, 2023 there was $5,682 included in long term debt on the consolidated balance sheet, and is included in the Holding SPE lines of credit shown below in Note 8. Once these meet the criteria for sale recognition, these sales will be treated as sales of equity method investments and recognized as net gains on the sale of real estate investments in the Consolidated Statement of Operations. The criteria for recognition was met for all but one membership interest leaving $430 in current debt as of December 31, 2024.

F-12

Real estate services—Real estate services revenue principally consists of ownership fees related to services the Company provides to Holding SPEs following the sale of membership interests, fees related to Members who finance, and commissions earned. Real Estate services also includes fees related to a program called Pacaso NOW where a one-year agreement is signed and the member of a Holding SPE can trial the home for one year and then put the membership back to the Company or proceed with a full purchase of the membership interest. The Pacaso NOW fees are recognized in Real estate services revenue ratably over the term of the agreement.

The Company provides services under the Holding SPE management agreement, which includes certain services associated with managing the Holding SPEs (“Program Management Services”) as well as services associated with day-to-day management of homes (“Property Management”). Program Management services include Holding SPE administrative services, technology services (inclusive of providing for the use of the Company’s proprietary booking and stays technology), financial and accounting services, and oversight of any property management functions. Property Management Services are associated with the Company’s role as the property manager for each Holding SPE, responsible for day-to-day management of the property, including housekeeping, maintenance and furniture replacement. The Company may decide to separately engage third-party subcontractors to fulfill its Property Management obligations.

The Company is paid a fixed monthly payment by Holding SPE members for the Program Management Services. The Company’s management agreements are currently for an initial five-year term, and are renewed automatically on an annual basis thereafter unless a supermajority of Holding SPE Members choose to replace the Company in the Non-Member managing role. Program Management fees are recognized as revenue on a monthly basis as services are performed.

All Property Management Services are charged to Members based on comparable market rates that an unaffiliated third-party would charge. In cases where local property managers are hired, the fee is approved by the Company in its role as program manager, and the services and managers are overseen by the Company. The Company, in its role as program manager is entitled to consideration for reimbursement of operating costs incurred on behalf of the Holding SPE Members in providing Property Management Services (“reimbursable revenue”). These reimbursable revenues include services such as property maintenance and cleaning. Program Management Services and Property Management Services are each evaluated as a single performance obligation and revenue is recognized when the services are performed and are recorded as a component of real estate services revenue on the Consolidated Statements of Operations. Reimbursable revenue within real estate services revenue as of December 31, 2024 and 2023 was $35,368 and $30,516, respectively, with the same amounts recorded in each period in cost of real estate services.

Real estate services revenue also includes services provided by the Company to facilitate Member loan origination activities when a Member elects to finance a portion of their ownership interest directly with the Holding SPE. The Company typically charges a 1% - 1.5% service fee based on the amount financed and these fees are collected upon the closing of the sale of the membership interest.

The Company also, at times, derives revenue from facilitating ownership transfer or paydown transactions on behalf of property owners who wish to convert an existing second home into a Pacaso home. In these instances, the Company may act as an agent of a paydown seller who places a property into a Holding SPE while the Company provides services as a facilitator of the sale of ownership interests to unrelated third-party Members. The Company records net revenue, as a component of real estate services sales revenue, for commissions earned in facilitating paydown transactions based on the fixed markup charged to new Holding SPE Members for their purchase transaction. Revenue is recorded as the Company sells individual Holding SPE interests to third-party owners and its performance obligations as an agent are complete. The Company may also earn a commission when an existing Member wishes to sell its interest and the Company acts as a listing real estate agent and earns a commission on such sale.

F-13

The Company enters into Holding SPE share agreements at the same time as it signs its initial management agreement. These collective agreements govern the performance of services for two distinct performance obligations: (1) the sale of Holding SPE membership interests, and (2) the performance of managed services (program management services or property management discussed further below). While the Company’s pricing is consistent from arrangement to arrangement the Company evaluates the price charged to customers to ensure the relative amounts allocated to each performance obligation are commensurate with the fair value of such elements on a stand-alone basis.

Real Estate Inventory, Net—For homes where a share has not yet been sold or the Holding SPE is unable to be deconsolidated, and the Company owns 100% of the Holding SPE, the Holding SPE real estate inventory represents the value of real estate purchased by the Company’s consolidated Holding SPEs. Direct home acquisition, furnishings, and improvement costs are capitalized and tracked directly with each specific property. The Company’s property inventory cost represents the final third-party purchase price paid by the Holding SPE, inclusive of customary closing costs, to acquire and furnish the home, less any buyers credits received at the time of closing. Homes are stated in inventory at cost and are evaluated for realizability. Real estate inventory, net includes a valuation adjustment to record real estate inventory at the lower of cost or net realizable value. The Company applies the specific identification method whereby each home constitutes a unit of account. If the carrying amount or basis of inventory is not expected to be recovered, an inventory valuation adjustment is recorded to cost of revenue and the related assets are adjusted to their net realizable value. For homes under sales contract, the net realizable value is the contract price less expected selling costs. For homes that are not under sales contract, net realizable value is management’s internally developed projected sales price less expected selling costs. The determination of net realizable value for homes not under sales contract requires management to make significant estimates related to projected sale prices. Changes in these estimates could have a significant impact on the net realizable value and a significant change in net realizable value could cause a significant valuation adjustment. During the year ended December 31, 2024 the Company recorded a write-down against real estate inventory, net and corresponding expense to cost of real estate, of $158 where the carrying amount or basis is not expected to be recovered. During the year ended December 31, 2023 the Company recorded a write-down against real estate inventory, net and corresponding expense to Cost of real estate, of $919 where the carrying amount or basis is not expected to be recovered.

Cost of Real Estate and Real Estate Services—Upon deconsolidation of Holding SPEs, the Company recognizes a proportionate reduction of real estate inventory as a cost of real estate. Our cost of real estate consists of the proportionate consideration paid to purchase and furnish the property and related acquisition costs for first share sale transactions. These costs are accumulated in real estate inventory during the holding period and charged to cost of revenue on a proportionate basis when revenue recognition occurs on a specific identification method.

Additionally, cost of real estate services consists of personnel-related expenses for personnel directly involved with property management and maintenance services performed by the Company, as well as reimbursable revenue costs which are typically passed through at zero margin.

Holding SPE Lines of Credit—Member purchases of homes through Holding SPEs are partially funded with recourse financing through lending arrangements and lines of credit obtained from third-party lenders. The amount of debt financing may vary for each property, but terms allow for the Holding SPEs to borrow up to a maximum amount, on a revolving basis. Each line of credit is unique for each Holding SPE, but typically the facilities have a 10-year term, with interest-only payment terms that place principal repayment in full at the end of the term. The lines of credit are securitized by the underlying properties owned by each Holding SPE, with the Company also providing a guarantee of each Holding SPEs obligation to the lender through a separate agreement directly with the lender. Lines of credit associated with wholly-owned Holding SPEs are recorded within current portion of debt on the Company’s Consolidated Balance Sheet. See Note 8 for further details. Lines of credit associated with deconsolidated equity method investments are presented on a net basis within real estate investments, net on the Company’s Consolidated Balance Sheet. See note 3 for further details.

Each Holding SPE Member can choose to finance a portion of their ownership interest directly with the Holding SPE~~.~~ Members are capped at 70 percent financing of their interest. All cash equity placed into a Holding SPE after a home has been purchased, and initial credit facilities have been drawn, is immediately used by the Holding SPE to paydown a portion of the outstanding borrowings. As each Holding SPE Member makes monthly payments to the Holding SPE to satisfy its individual loan from the Holding SPE, these payments are in turn utilized to make payments to the bank on revolving credit facilities.

F-14

If any underlying Holding SPE Member is delinquent on making their loan payments to the Holding SPE, the Company is obligated, under the terms of the Holding SPE operating agreement, to make all interim payments on behalf of the Holding SPE to keep its payment standing current with the lender. After a period of delinquency, if the Member has not brought their account current, the Company, on behalf of the Holding SPE, may repossess ownership of the delinquent borrower’s Holding SPE membership interest, and remarket the share for third-party sale at a price determined by the Company. Any proceeds received from such sales are first utilized to settle all outstanding Member loans with the Holding SPE, which in turn pays down a corresponding amount with the lender. Any remaining proceeds then go to the Company to reimburse for any interim payments made to the lender between the time of delinquency and the time of membership interest resale. Finally, and only after each of the above steps has occurred, would the defaulted Member receive any remaining proceeds.

As previously noted, the Company continues to maintain a guarantee to the lender associated with the Holding SPE credit facilities. These guarantees effectively provide that in situations in which an outstanding Holding SPE Member is unable to make payments to satisfy its obligations with the Holding SPE, and after the Member’s share has been sold with the Company being reimbursed for any payments made on behalf of the Holding SPE after the period of delinquency, that the Company would be ultimately liable for any shortfalls to the lender. As of December 31, 2024 and 2023, the total principal outstanding subject to the Company’s guarantee to the lender was $333,697 and $313,264, respectively.

These guarantees are recorded at fair value at the time of revenue recognition. As of December 31, 2024 and 2023, the value of such guarantees is immaterial.

General and Administrative—General and administrative costs primarily consist of personnel-related expenses, including share-based compensation, for executive management and administrative functions including finance, human resources and legal. General and administrative costs also include certain professional service fees. These costs are expensed as incurred.

Sales and Marketing—Sales and marketing costs consists of personnel-related expenses, including share-based compensation, home staging, commissions paid to third-party real estate brokers and expenses related to sales and marketing. Advertising costs totaled $7,074 and $1,587, for the years ended December 31, 2024 and 2023, respectively. Starting in 2024, in connection with our Regulation A offering, advertising costs of $7,074 includes $2,285 specific to the Regulation A offering. These costs are expensed as incurred.

Technology and Development—Technology and development costs primarily consist of personnel-related expenses, including share-based compensation, associated with building and operating the Company’s technology that is not capitalizable, as well as information technology costs. These costs are expensed as incurred.

Operations—Operations costs primarily consist of personnel-related expenses, including share-based compensation, and logistic expenses in association with operating the Holding SPEs.

Holding Costs—Holding costs includes equity method earnings from real estate investments, net, which effectively represent carrying costs related to Holding SPEs that are not yet fully subscribed for the Company’s pro-rata share of operating and capital cost. These costs are expensed as incurred.

Income Taxes—Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the consolidated financial statement and tax bases of assets and liabilities at the applicable enacted tax rates. The Company establishes a valuation allowance for deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize their benefit or that future deductibility is uncertain.

The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to income tax matters in income tax expense if incurred.

F-15

The Company does not release income tax effects from accumulated other comprehensive income (loss) until the underlying asset or liability to which the income tax relates has been derecognized from the balance sheet or otherwise terminated.

Loss per share—Basic loss per share is computed by dividing net loss attributable to Pacaso Inc. by the weighted average number of common shares outstanding during the period. Diluted loss per share is computed by dividing net loss attributable to Pacaso Inc. by the weighted average number of common shares outstanding during the period and the impact of securities that would have a dilutive effect, if any. See Note 11 to our Consolidated Financial Statements - “Net Loss Per Share” for further discussion.

Segments—Operating segments are defined as components of an enterprise engaging in business activities for which discrete financial information is available and regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company operates its business in the following two segments: (i) Co-ownership Real Estate and Financing and (ii) Property Operations. See Note 17: Business Segments for more information related to our segments.

Share-Based Compensation—The Company accounts for share-based compensation plans in accordance with ASC 718, Compensation—Stock Compensation, which requires compensation expense to be measured based on the grant-date fair value of the share-based awards. The compensation expense recognized for each share-based award, based on the grant-date fair value, is recognized ratably on a straight-line basis over the requisite service period except for performance-based awards which are recognized over the requisite service period if it is probable that the performance conditions will be satisfied. As permitted by ASC 718, the Company accounts for forfeitures as they occur.

Recently Issued Accounting Standards

The Company has elected to delay the adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are applicable to companies that are not issuers. The adoption dates discussed below reflect this election. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Recently Adopted Accounting Standards

In November 2023, the FASB issued ASU 2023-07 (Segment Reporting (Topic 280): Improvements to Reportable Segment disclosures), which is intended to improve disclosures about an entity’s reportable segments, primarily through enhanced disclosures about significant segment expenses. The new standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU No. 2023-07 during the year ended December 31, 2024. See Note 17 “Business Segments” in the accompanying Notes to the Consolidated Financial Statements for additional information.

Recently Issued Accounting Standards Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09 (Income Taxes (Topic 740): Improvements to Income Tax Disclosures), which is intended to improve an entity’s income tax disclosures, primarily through disaggregated information about an entity’s effective income tax rate reconciliation and additional disclosures about income taxes paid. The new standard is effective for private companies for annual periods beginning after December 15, 2025. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements and disclosures.

In January 2024, the FASB issued ASU 2024-01 (Compensation—Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards), which provides guidance on determining when profits interest awards and similar instruments should be accounted for under Topic 718, Compensation—Stock Compensation. The update includes illustrative examples to reduce diversity in practice. The new standard is effective for public business entities for fiscal years beginning after December 15, 2024, and for all other entities for fiscal years beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements and disclosures.

F-16

In March 2024, the FASB issued ASU 2024-03 (Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses), which requires public business entities to disaggregate certain income statement expenses into specified categories in the footnotes to financial statements. The goal is to provide more detailed information about the types of expenses in commonly presented expense captions. The new standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements and disclosures.

In April 2024, the FASB issued ASU 2024-04 (Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments), which clarifies the accounting for induced conversions of convertible debt instruments. The update provides more consistent treatment of convertible debt instruments with cash conversion features or instruments that are not currently convertible. The new standard is effective for fiscal years beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating the impact that the standard will have on its consolidated financial statements and disclosures.

3.	REAL ESTATE INVESTMENTS, NET

As discussed in Note 2, the Company has non-controlling equity investments in unconsolidated Holding SPEs and the Company’s accounting policy for these investments is further discussed in Note 2. As of December 31, 2024 and 2023, the Company had 35 and 34 equity method investments, respectively, with ownership percentages ranging from 12.5%, representing 1 membership interest, to 87.5%, representing 7 membership interests.

The following table summarizes the aggregated carrying value of the Company’s equity method investments in Holding SPEs:

	As of December 31, 2024	As of December 31, 2023
(amounts in thousands)
Real estate investments	$53,818	$39,968
Holding SPE lines of credit	36,697	24,463
Real estate investments, net	$17,121	$15,505

The Company evaluates on a quarterly basis whether its investments accounted for using the equity method have an other than temporary impairment (“OTTI”). An OTTI occurs when the estimated fair value of an investment is below carrying value and the difference is determined to not be recoverable. This evaluation requires significant judgement regarding, but not limited to, the severity and duration of the impairment, the ability and intent to hold the investment until recovery, and other factors. As of December 31, 2024, the Company recorded an impairment against real estate investments, net and corresponding expense to gain on sale of real estate investments of $427 where the estimated fair value is not expected to be recovered. As of December 31, 2023, the Company did not consider any of its equity method investments to be other-than-temporarily impaired.

F-17

4.	REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregation of Revenue

The following tables show our disaggregated revenues by product and segment from contracts with customers. We operate our business in the following two segments: (i) Co-ownership Real Estate and Financing and (ii) Property Operations. See Note 17: Business Segments for more information related to our segments.

	Year ended December 31,
(amounts in thousands)	2024	2023
CO-OWNERSHIP REAL ESTATE AND FINANCING:
Co-ownership real estate sales	$67,441	$14,856
Whole home sales	6,750	22,140
Gain on real estate investment sales	4,488	7,707
Resales and other	4,911	8,805
Financing fee sales	661	832
Total Co-ownership real estate and financing segment revenues	$84,251	$54,340

	Year ended December 31,
	2024	2023
PROPERTY OPERATIONS:
Property management	$6,192	$4,947
Other services	749	260
Total Property operations segment revenues	$6,941	$5,207

Receivables from Contracts with Customers, Contract Assets, and Contract Liabilities

Our accounts receivable that relates to contracts with customers include amounts associated with our contractual right to consideration for completed performance obligations and are settled when the cash is received. The amounts from our contracts with customers included in Accounts Receivable, net as of December 31, 2024 and 2023 were $6,251 and $6,779, respectively. At December 31, 2024 and 2023, the Company did not record any reserves for credit losses as all amounts are deemed to be collectible. Contract liabilities include payments received or due in advance of satisfying our performance obligations. Such contract liabilities include funds received prior to the Company closing on the acquisition of a home and prior to the deconsolidation of the Holding SPE. Contract assets were not material as of December 31, 2024 and 2023.

The following table presents contract liabilities reflected as deferred revenue on the consolidated balance sheet, which also represents our remaining performance obligations. We expect to recognize the revenue and related cost of revenue or gain from sale of real estate investments upon deconsolidation or satisfaction of remaining performance obligations within the next 12 months as of December 31, 2024.

Category	Balance Sheet Location	December 31, 2024	December 31, 2023

Contract liabilities	Deferred revenue	$116	$4,542
Contract liabilities	Other long term-liabilities	-	1,072

5.	FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or an exit price paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring the most observable inputs be used when available. Observable inputs are from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon information available in the circumstances. The categorization of financial assets and liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is broken down into three levels:

Level I:	Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level II:	Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly.

Level III:	Inputs are unobservable for the assets or liability and are supported by little or no market activity, requiring the Company to develop its own assumptions.

F-18

The fair value of these financial instruments approximates their recorded values due to their short period of time to maturity. The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Cash sweep	$3,666	$-	$-	$3,666
Money market	17,333	-	-	17,333
Total	$20,999	$-	$-	$20,999

	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents:
Cash sweep	$7,961	$-	$-	$7,961
Money market	19,064	-	-	19,064
Total	$27,025	$-	$-	$27,025

6.	PROPERTY AND EQUIPMENT, NET

A summary of property and equipment is as follows:

	As of December 31,
	2024	2023

Computer and office equipment	$432	$331
Accumulated depreciation	(324)	(223)

Property and equipment, net	$108	$108

During the year ending December 31, 2024, the Company disposed of computer property and equipment, which resulted in a net loss of $2 recorded in general and administrative expense on the Consolidated Statement of Operations. During the year ending December 31, 2023, the Company disposed of computer property and equipment, which resulted in a net loss of $29 recorded in general and administrative expense on the Consolidated Statement of Operations. Depreciation expense amounted to $117 and $148 for the years ended December 31, 2024 and 2023, respectively.

F-19

7.	INTANGIBLE ASSETS, NET

A summary of intangible assets is as follows:

	As of December 31,
	2024	2023

Website and software development costs	$10,484	$8,519
Accumulated amortization	(7,496)	(4,710)

Intangible assets, net	$2,988	$3,809

The estimated amortization expense of intangible assets for the next five years is as follows:

2025	$1,779
2026	914
2027	295
2028	-
2029	-

Amortization expense amounted to $2,785 and $2,540 for the years ended December 31, 2024 and 2023, respectively. During the year ended December 31, 2024 amortization expense of $2,205, $19, $328, $223 and $10 was included in cost of real estate services, sales and marketing, general and administrative, technology and development and operations, respectively, in our Consolidated Statement of Operations. During the year ended December 31, 2023 amortization expense of $2,296, $181, $62 and $1 was included in cost of real estate services, general and administrative, technology and development and operations, respectively, in our Consolidated Statement of Operations. There were no impairment charges incurred during the years ending December 31, 2024 and 2023.

8.	FINANCING ARRANGEMENTS

The Company’s debt consists of Holding SPE lines of credit with multiple third-party financial institutions, Regulation D proceeds, a separate acquisition financing line of credit with a third-party lender to facilitate home purchases in certain circumstances, and two general purpose corporate credit facilities. Holding SPE line of credit amounts recorded as debt on the Company’s Consolidated Balance Sheet relate to wholly-owned SPEs. Holding SPE lines of credit associated with deconsolidated equity method investments are presented on a net basis within real estate investments, net on the Company’s Consolidated Balance Sheet. See Note 3 for further details.

All of the Company’s debt is recorded net of any debt issuance costs, which are amortized to either interest expense over the life of the facility for the acquisition financing line of credit or cost of real estate services for holding SPE lines of credit. The debt issuance cost associated with the Regulation D offerings were immaterial. The underlying homes owned by the Holding SPEs collateralize the Company’s debt. The fair value of all of the Company’s debt approximates carrying value.

The following table summarizes the Company’s current and long-term debt as of:

	2024	2023

Holding SPE lines of credit (1)	$9,283	$33,126
Acquisition financing line of credit	-	12,057
Regulation D offerings	15,360	7,855
Total debt	24,643	53,038
Less: current portion	(13,163)	(39,501)
Total long-term debt, net	$11,480	$13,537

(1)	Includes unamortized debt issuance costs of $454 and $264 as of December 31, 2024 and 2023, respectively.

Holding SPE lines of credit—During 2024 and 2023, the Company entered into mortgage loan program facilities with multiple third-party financial institutions. Borrowings under these facilities are made by each individual Holding SPE and are typically interest-only loans with 10-year terms. All borrowings are secured by the underlying homes within each Holding SPE. The advance rates under this credit facility are typically capped at 65% of the appraised value of the underlying home, the interest rate ranges from 3.5% to 11.0% and none of the borrowings provide the Company with any general credit for corporate purposes.

F-20

The weighted average borrowing rate on the Holding SPE lines of credit was 4.9% and 4.5% for the years ended December 31, 2024 and 2023, respectively. The Company was in compliance with applicable financial covenants as of December 31, 2024 and 2023.

While the contractual payment terms of certain Holding SPE lines of credit classify the debt as a long-term liability on the Company’s Consolidated Balance Sheets, typically the Company will derecognize the debt balances as Holding SPEs are fully subscribed, the Company no longer retains an economic interest in the Holding SPE and the Company no longer consolidates the Holding SPE, which may be prior to 12 months since the balance sheet date. At this stage, any remaining Holding SPE lines of credit debt have fully become the obligation of any underlying Holding SPE investors who have financed their purchase interests.

Due to the nature of Holding SPE line of credit activity, the Company borrows from facilities while it is often the sole Member of an individual SPE entity. When the Company subsequently sells shares to third party Members, the SPE borrowings are reassigned to purchasing Members, as outlined in Note 2. Given the nature of this activity, the Company presents gross SPE borrowings on the Statement of Cash Flows as cash inflows from financing activities. However, the assignment of these borrowings upon the sale of SPE interests is presented as a non-cash reconciling item in the Statement of Cashflows, effectively reducing cashflows from operating activities upon the assignment.

As outlined in Note 2, the Company has provided a payment guarantee to lending institutions to guarantee payment of SPE lines of credit in the event of default by any Members. The value of these guarantees is immaterial as of and for the years ending December 31, 2024 and 2023.

Acquisition financing line of credit—In February 2022, the Company, through a wholly-owned subsidiary, entered into a $50 million revolving credit facility with a third-party financial institution (the “2022 Revolving Credit Facility”). The facility’s originally scheduled maturity on July 2, 2023 was extended to July 2, 2024, and borrowings under this credit facility are secured by the equity interests of the wholly-owned subsidiary. The advance rates under this credit facility are capped at 85% of the appraised value of the underlying home, the interest rate is 15% on draws up to $25,000 and 13% thereafter and none of the borrowings provide the Company with any general credit for corporate purposes. As of December 31, 2023 $12,057 was drawn on the 2022 Revolving Credit Facility and the Company was in compliance with the covenants. The covenants of the 2022 Revolving Credit Facility require the Company to have cash equivalents that are not subject to any lien in an aggregate not less than 20% of the drawn amount, shall not permit the leverage ratio to be greater than 4.00 to 1.00 and shall not have a net worth of less than 100% of the drawn amount. During July 2024 the 2022 Revolving Credit Facility was paid in full and not extended.

Corporate credit facilities—In May 2022, the Company, through a wholly-owned subsidiary, entered into a EUR 10,000 credit facility with a third-party financial institution that provides the Company with credit available for general corporate purposes. The facility matured in May 2023 and the interest rate is Euribor + 2.5%. In connection with this credit facility, the Company provided EUR 10,300 of collateral which was deposited into a restricted deposit account. In connection with entering into this facility, the Company executed two separate EUR to USD currency derivatives with $11,000 and EUR 10,000 notional amounts. The instruments mature in May 2023 and are treated as freestanding derivatives on the Company’s financial statements with any gains or losses recorded immediately to income. The value of the derivatives and impacts to our Consolidated Statement of Operations was not material at or for the year ending December 31, 2023 and 2022. During May 2023, the EUR 10,000 credit facility was paid in full and the associated restricted deposit account became unrestricted and the currency derivatives matured and were discontinued.

In July 2022, the Company, through a wholly-owned subsidiary entered into a $16,500 credit facility with a third-party financial institution (the “July 2022 Europe Credit Facility”) that provides the Company with credit available for general corporate purposes. The facility matured in July 2023 and the interest rate is Euribor + 2.15%. In connection with this credit facility, the Company entered into a standby letter of credit with another financial institution in the amount of $16,500. In connection with the standby letter of credit, the Company provided $16,500 of collateral which was deposited into a restricted certificate of deposit account. On January 31, 2023 the Company paid in full the $16,500 July 2022 Europe Credit Facility. In conjunction with this payoff, the standby letter of credit of $16,500 and $16,500 collateral in the restricted certificate of deposit became unrestricted.

F-21

Regulation D Offerings—During 2023, the Company commenced a tender process to raise debt funds via SEC Regulation D offerings. The Company raised $7,860 of cash, which offers participants a 10% yield and a 24-month term. There are no conversion or other early redemption rights within the debt securities offered and sold to date. Funds raised are generally utilized to support SPE financing activities.

During March 2024, the Company commenced an additional tender process to raise debt funds via SEC Regulation D offerings. The Company raised $7,500 of cash, which offers participants a 15% yield and a 24-month term. There are no conversion or other early redemption rights within the debt securities offered and sold to date. Funds raised will generally be utilized to support SPE financing activities.

Additionally, in connection with the Company’s Regulation D offerings prior to March 2024, extensions were executed related to $3,980 of debt securities to extend their terms by 12 months after the initial term with new maturities ranging from February 2026 through February 2027 and increasing their yield from 10% to 15%.

As of December 31, 2024 and 2023, the Company has fulfilled its obligations and requirements for exemption related to these Regulation D offerings.

Guarantee Liability—As of December 31, 2023, the Company also had one property mortgage note where the Company was the only obligor for the note. The mortgage note had a 2-year term maturing in September 2024, bearing interest at 9.6%, and was reflected as a guarantee liability on the consolidated balance sheet as of December 31, 2023. The note was paid in full and closed in September 2024.

9.	STOCKHOLDERS’ EQUITY

Common Stock—In September 2024, the Company amended its Certificate of Incorporation to add 28,957,528 shares designated as Class D Common Stock. On September 30, 2024, the Company was qualified by the SEC and began offering up to 28,957,528 shares of our Class D Common Stock under Regulation A at $2.50 per share, and during December 2024, the Company increased the price per share to $2.70. Through December 31, 2024, the Company has raised proceeds of $7,270, net of $312 in offering costs. See Note 2 for deferred offering costs details. The offering will terminate on the earliest to occur of (i) the date subscriptions for the maximum offering amount have been accepted, (ii) the date which is three years from the date our Offering Statement, as amended, is initially qualified by the Commission, or (iii) any earlier date on which we elect to terminate the offering.

As of December 31, 2024, the Company was authorized to issue 330,466,290 shares of common stock with a par value of $0.00001 per share. Included in common stock are 150,000,000 shares designated as Class A common stock, 120,000,000 shares designated as Class B common stock, 31,508,762 shares designated as Class C common stock and 28,957,528 shares designated as Class D common stock. As of January 2, 2025, the Company was authorized to issue 335,466,290 shares of common stock with a par value of $0.00001 per share. Included in common stock are 150,000,000 shares designated as Class A common stock, 125,000,000 shares designated as Class B common stock, 31,508,762 shares designated as Class C common stock and 28,957,528 shares designated as Class D common stock. Each share of Class A common stock shall be entitled to 10 votes per share. Class B and Class D common stock are not entitled to any votes. Class C common stock shall be entitled to one vote per share.

During December 2024, the Company issued 200,609 shares of Class D common stock to acquire a single membership interest of a Holding SPE from a customer, which is recorded as a real estate investment on the Company’s consolidated balance sheet and also issued 75,000 shares of Class D common stock as incentives to customers to complete the sale of membership interests, which are recorded as a reduction of revenue.

During November and December 2024, the Company issued 3,006,200 shares of Class D common stock in connection with our Regulation A offering.

F-22

Simple Agreements for Future Equity—During March and April 2022, the Company entered into SAFE agreements (the “2022 SAFEs”) with various investors in exchange for $15,369 in cash proceeds. Upon a future equity financing, the 2022 SAFEs will convert into the same securities in that equity financing and the 2022 SAFEs have no interest rate or maturity date, and the SAFE investors have no voting right prior to conversion. During June 2023, a portion of the 2022 SAFEs were converted into 7,216,848 share of Series C preferred stock at $1.76 per share, representing the cancellation of $12,701 of the 2022 SAFE agreements. At the time of the conversion, the Company also sold 372,891 additional shares of Series C preferred stock at $1.76 per share for additional gross proceeds of $656 and issued warrants to investors to purchase an additional 30,299 shares of Series C preferred stock at $1.76 per share. The warrants are exercisable at any time for a period of ten years from issuance. The fair value of the warrants are immaterial.

The Company’s SAFE agreements are accounted for as liabilities which are marked-to-market each reporting period and changes in fair value are recorded through the Company’s Consolidated Statements of Operations as other (expense) income, net in each reporting period. The Company estimated the fair value of the SAFEs as of each issuance date and as of the closing of each preferred stock issuance. For the year ended December 31, 2024 and 2023 the changes in fair value for the 2022 SAFEs were immaterial.

Preferred Stock—Preferred stock is issuable in one or more series, each with such designations, rights, qualifications, limitations, and restrictions as the Board of Directors of the Company may determine at the time of issuance.

During June 2023 the Company repurchased 193,327 Series A, 60,330 Series B and 30,450 Series C shares of preferred stock, respectively, at a price per share of $1.76 per share.

The following table presents the Company’s authorized and outstanding preferred stock as of December 31, 2024 and 2023:

	December 31, 2024
			Weighted Average	Aggregate
		Shares	Issuance	Liquidation
	Shares	Issued and	Price	Preference
	Authorized	Outstanding	Per Share	(in thousands)

Series A	48,756,870	48,563,543	$0.35	$21,962
Series B	19,129,473	18,779,540	$4.04	92,954
Series C	31,508,762	31,448,013	$4.49	154,810
Total	99,395,105	98,791,096		$269,726

	December 31, 2023
			Weighted Average	Aggregate
		Shares	Issuance	Liquidation
	Shares	Issued and	Price	Preference
	Authorized	Outstanding	Per Share	(in thousands)

Series A	48,756,870	48,563,543	$0.35	$20,946
Series B	19,129,473	18,779,540	$4.04	88,399
Series C	31,508,762	31,448,013	$4.49	146,338
Total	99,395,105	98,791,096		$255,683

F-23

The following summarizes the rights, preferences and privileges of the Company’s preferred stock:

Conversion—Each share of Series A preferred stock is convertible at the option of the holder into such number of Class B common stock as is determined by dividing the original issue price by the conversion price in effect at the time of conversion. Each share of Series B preferred stock is convertible at the option of the holder into such number of Class B common stock as is determined by dividing the original issue price by the conversion price in effect at the time of conversion. Each share of Series C preferred stock is convertible at the option of the holder into such number of Class C common stock as is determined by dividing the original issue price by the conversion price in effect at the time of conversion. Under the terms of the agreements, preferred stock can be automatically converted into shares of common stock upon the closing of specific events, including a public offering at a minimum value.

Liquidation and Preference—In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of preferred stock will be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock, an amount per share equal to the greater of the original issue price (as adjusted for stock splits, stock dividends, reclassifications, and the like) for each share of preferred stock held by them, plus declared but unpaid dividends, or their pro rata share of the total proceeds available for distribution to all stockholders, treating all shares of preferred stock as if they had been converted to common stock. Thereafter, all remaining assets are then distributed pro rata to holders of common stock.

Voting—The holder of each share of preferred stock has the right to one vote for each full share of common stock into which its respective shares of preferred stock would be convertible on the record date for the vote. Additionally, the Series A Preferred Stock, exclusively as a separate class, is entitled to elect one board member of the Company. No other series of preferred stock is entitled to elect board members.

Redemption Rights—Upon the occurrence of a deemed liquidation, the preferred stock shall be redeemed for the applicable original issue price plus any declared but unpaid dividends. Moreover, if the holders of preferred stock would receive a greater amount of consideration had the preferred shares been converted immediately prior to such transaction, the preferred stock shall be deemed to be converted for purposes of the redemption. A deemed liquidation event could be triggered by a merger, consolidation, sale, lease, transfer, exclusive license or disposition of the Company. As the redemption events triggering a deemed liquidation are within our control for all periods presented, all shares of preferred stock have been presented as part of permanent equity.

Dividends—The holders of preferred stock are entitled to receive dividends out of any assets legally available, prior and in preference to any declaration or payment of any dividends to holders of common stock. Dividends are payable when declared by the Board of Directors without cumulative preferences at a rate of 6% of the original issue price per share, subject to certain adjustments. No dividends were declared or paid during the years ended December 31, 2024 and 2023. The holders of the preferred stock also shall be entitled to participate pro rata in any dividends or other distributions paid on the common stock on an as-if-converted basis.

10.	SHARE-BASED COMPENSATION PLANS

Founders Grant—During January 2020, the Company issued and sold to the two co-founders of the Company 150,000,000 shares of Class A Common Stock at a purchase price of $0.00001 per share, which also represented the grant date fair value of the Class A Common Stock (the “Founders Grant”). The original vesting schedule was over twenty-nine (29) months with 1,944,443 shares vesting immediately, and the remaining shares vesting in equal monthly installments thereafter. During February 2020, the Founders Grant was amended and subjected all shares to equal monthly vesting over thirty-six (36) months. In the event that either co-founder ceases to provide service for any reason or no reason prior to the third anniversary of the Vesting Commencement Date, the Company shall have the right and option (the “Purchase Option”) to purchase from the co-founders, for a sum of $0.00001 per share (the “Option Price”), some or all of the unvested shares. The co-founders shall acquire a vested interest in, and the Company’s Purchase Option shall accordingly lapse with respect to, the shares vesting in equal monthly installments over thirty-six (36) months, with the first installment vesting on March 14, 2020. The Company accounted for the modification to the terms of the Founders Grant as an exchange of the original award with a new award, with total compensation cost equal to the grant date fair value of the original award plus the incremental value of the modification to the award. Share-based compensation expense prior to the modification was de minimis. The Company completed a separate 409A valuation applicable to the date of modification, determining a per share price and concluded a fair value of $0.58 per share of common stock. The Founders Grant was fully vested during the year ended December 31, 2023 and associated expense for fiscal year 2023 was $242, and included in general and administrative expense in the Consolidated Statements of Operations. As of December 31, 2023, there was $0 of unrecognized stock-based compensation associated with the Founders Grant.

F-24

2020 Stock Option Plan—During the year ended December 31, 2020, the Company adopted an incentive stock option plan (the “2020 Plan”), which provides for the issuance of incentive and nonqualified common stock options to employees, directors, officers, and consultants of the Company. The aggregate number of shares of common stock authorized in the plan as of December 31, 2024 and 2023 was 20,461,409 and 22,961,409, respectively. As of December 31, 2024 and 2023, there were 174,791 and no shares available for issuance under the 2020 Plan, respectively.

Equity Incentive Plan—On June 11, 2021, the Company adopted the Pacaso Inc. Equity Incentive Plan (the “Equity Plan”), which provides for the issuance of stock options, stock appreciation rights, restricted shares and restricted share units (collectively, the “Awards”) to key employees, directors, officers, and consultants of the Company. The aggregate number of shares of common stock reserved for issuance as of December 31, 2024 and 2023 was 34,443,843 and 26,943,843, respectively. Each Award shall be evidenced by an Award Agreement that shall specify the terms of the award, however, in no event shall the term of any stock option or stock appreciation right exceed 10 years. As of December 31, 2024, there were 9,567,212 shares available for issuance under the Equity Plan.

Referral Equity Program—During the year ended December 31, 2021, the Company created a referral equity program (“REP”) whereby Members and third-party real estate brokers are granted restricted stock units for closed buyer referrals. All grants made within the REP are made under the Equity Plan and during the year ended December 31, 2024 and 2023, the Company granted a total of 17,500 and 51,000 restricted units associated with the REP, respectively. The Company did not recognize any stock-based compensation expense associated with the REP as the awards granted under the program include a performance-based vesting condition which was not deemed probable. The REP was discontinued at the end of 2024.

Stock Option Awards—The fair value of stock options granted is estimated at the date of grant using the Black-Scholes option-pricing model. The grants are contingent upon employment with the Company and generally vest over a four-year period with 25% of the awards vesting on the first anniversary and remainder vesting in equal installments on each monthly anniversary of the vesting commencement date. Expense is recognized on a straight-line basis over the applicable vesting periods and option terms do not exceed 10 years. The weighted-average grant date fair value of options granted was $0.70 and $0.84 for the years ended December 31, 2024 and 2023, respectively.

During the year ended December 31, 2024, the Company repriced 1,496,615 stock options, reducing the exercise price from an average of $1.85 per option to $1.27 per option. The modification resulted in additional stock compensation expense of $196, of which $109 was recognized at the modification date and the remainder recognized over the remaining vesting period of the options. There were no other changes to the awards modified.

The models utilized to value the stock options granted require the input of certain subjective assumptions, including (a) the expected stock price volatility, (b) the calculation of expected term of the award, (c) the risk-free interest rate and (d) expected dividends. Due to the lack of company-specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. The historical volatility is calculated based on a period of time commensurate with the expected term assumption. The computation of expected volatility is based on the historical volatility of a representative group of companies with similar characteristics to the Company. The Company believes the group selected has sufficient similar economic and industry characteristics and includes companies that are most representative of the Company. The Company uses the simplified method as prescribed by the SEC Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term for the stock options granted to employees as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the stock options. The expected dividend yield is assumed to be zero as the Company has no current plans to pay any dividends on its common stock.

F-25

The following assumptions were used in the determination of fair value:

	Year Ended December 31,
	2024	2023
Expected term (years)	5.0	3.8
Expected volatility	60.0%	63.1%
Risk-free interest rate	4.20%	4.26%
Expected dividend yield	0%	0%

A summary of outstanding stock option awards as of December 31, 2024 and changes during the year is presented below:

	Options Outstanding	Weighted average exercise price
Outstanding at December 31, 2023	17,863,327	$0.35
Granted	20,898	1.27
Modified	1,496,615	1.27
Exercised	(943,520)	0.15
Forfeited	(1,094,925)	1.42
Expired	(3,125,352)	0.87
Outstanding at December 31, 2024	14,217,043	$0.27

Unvested and outstanding at December 31, 2024	393,188	$1.11

Vested and exercisable at December 31, 2024	13,823,855	$0.24

As of December 31, 2024, there was $394 of unrecognized stock-based compensation associated with unvested stock options expected to be recognized over a weighted-average period of 0.9 years. As of December 31, 2024, the average remaining life of the exercisable and outstanding stock options was 4.0 years with an aggregate intrinsic value of $22,022. As of December 31, 2023, the average remaining life of the exercisable stock options was 5.4 years with an aggregate intrinsic value of $22,438. As of December 31, 2023, the average remaining life of outstanding stock options was 5.7 years with an aggregate intrinsic value of $26,527. The total intrinsic value of options exercised during 2024 and 2023 was $1,093 and $4,908, respectively. The grant-date fair value of options that vested during 2024 and 2023 was $402 and $1,155, respectively.

Restricted Share Awards—The following table summarizes activity for restricted stock awards (“RSAs”) for the year ended December 31, 2024:

	Number of Shares	Weighted-Average Grant Date Fair Value
Unvested RSAs at December 31, 2023	585,935	$0.86
Granted	-	-
Vested	(468,748)	$0.86
Forfeited	-	-
Unvested RSAs at December 31, 2024	117,187	$0.86

The Company’s RSAs generally vest over a four-year period with 25% of the awards vesting on the first anniversary and the remainder vesting in equal installments on each quarterly anniversary of the vesting commencement date. As of December 31, 2024, there was $60 of unrecognized compensation expense related to unvested RSAs which is expected to be recognized over a weighted-average period of 0.15 years. For the year ended December 31, 2024 the Company recorded compensation expense of $403 associated with RSAs and approximately $60 is expected to be recognized into compensation expense in 2025.

F-26

Restricted Share Units—The following table summarizes activity for restricted share units (“RSUs”) for the year ended December 31, 2024:

	Number of Units	Weighted-Average Grant Date Fair Value
Unvested RSUs at December 31, 2023	11,00,517	$1.78
Granted	15,173,287	$1.31
Vested	-	$-
Forfeited	(4,913,855)	$1.65
Unvested RSUs at December 31, 2024	21,259,949	$1.47

The Company’s RSUs typically vest over a four-year period with 25% of the awards vesting on the first anniversary and the remainder vesting in equal installments on each monthly or quarterly anniversary of the vesting commencement date. The Company’s RSUs also contain a performance-based vesting condition and the RSUs only vest when specific liquidity events, as defined, occur. As of December 31, 2023, the performance-based vesting conditions were not deemed probable, except for 854,766 RSU’s where a liquidity event was waived and the Company treated this as a Type III modification Improbable to Probable, resulting in $1,056 of share-based compensation expense during the year ended December 31, 2023. As of December 31, 2024, there was $31,077 of unrecognized compensation expense related to unvested RSUs which will only be recognized upon satisfaction of the performance-based condition and the aforementioned service condition.

Share-Based Compensation Expense—The following table presents the effects of share-based compensation expense in our Consolidated Statements of Operations during the periods presented:

	Year Ended December 31,
	2024	2023
Sales and marketing	$138	$181
General and administrative	715	1,016
Operations	93	1,111
Technology and development	124	191
Cost of real estate services	34	49
	$1,104	$2,548

11.	NET LOSS PER SHARE

Basic net loss per share is calculated by dividing net loss attributable to Pacaso Inc. by the weighted average shares of common stock outstanding during the period. As of December 31, 2024 the Company has shares of Class A, Class B and Class D Common Stock outstanding and as of December 31, 2023 the Company has shares of Class A and Class B Common Stock outstanding. Also, the Company has potential shares of Class C Common Stock outstanding because the Series C Preferred Stock is convertible into Class C Common Stock, but no shares outstanding as of December 31, 2024 or 2023. Additionally, the weighted average common stock shown below includes 2,208,405 shares of Class B Common Stock in both periods presented related to warrants exercisable at an exercise price of $0.01. In all cases, the economic rights and privileges of each class of Common Stock are the same. The only difference between the classes is voting rights.

Due to the Company’s multiple common share class structure, the Company utilizes the two-class method in calculating net loss per share. However, all classes of Common Stock share equally in both earnings and losses and the only differentiating factor between the classes is the number of votes per share. Thus, under the use of the two-class method, all classes of common stock result in the same net loss per share. No dividends were declared or paid for the years ended December 31, 2024 and 2023.

The Company’s preferred stock, stock options, RSU’s, RSA’s, SAFE’s and remaining warrants not discussed above are considered to be potential common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is anti-dilutive.

F-27

Basic and diluted net loss per share was the same for each period presented, as the inclusion of all potential common shares outstanding would have been anti-dilutive. The following table sets forth the computation of basic and diluted net loss per share:

	Year Ended December 31,
	2024	2023
(in thousands, except per share data)
Numerator:
Net loss	$(31,436)	$(36,142)
Less: Excess amount paid to preferred stockholder over carrying value pursuant to repurchases	-	(19)
Net loss available to Pacaso Inc common stockholders	$(31,436)	$(36,161)

Denominator - weighted average:
Common stock outstanding - basic and diluted	161,192	157,450

Basic and diluted net loss per share to Class A and B common stockholders	$(0.20)	$(0.23)

12.	INCOME TAXES

The components of loss before provision for income taxes were as follows (in thousands):

	Year Ended December 31,
	2024	2023
Domestic	$(27,441)	$(15,385)
Foreign	(3,939)	(20,694)
Loss before provision for income taxes	$(31,380)	$(36,079)

The Company’s total net deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for federal income tax purposes. We record a valuation allowance to reduce our deferred tax assets and liabilities to the net amount that we believe is more likely than not to be realized. We consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance.

The Company’s net deferred tax assets consist of the following components:

	As of December 31,
	2024	2023
Deferred tax assets, net:
Net operating losses	$37,931	$33,845
Stock-based compensation	439	352
163(J) Business interest limitation	5,568	4,884
Deferred revenue	108	1,230
Intangibles	458	79
Section 174	-	-
Lease liabilities	50	91
Real estate inventory and real estate investment reserve	230	750
Others	22	21

Total deferred tax assets	44,806	41,252

Deferred tax liabilities:
Depreciation	(16)	(23)
Right of use	(50)	(91)
Total deferred tax liabilities	(66)	(114)

Net deferred tax assets—before valuation allowance	44,740	41,138

Valuation allowance	(44,740)	(41,138)

Net deferred tax assets/liabilities	$-	$-

F-28

The Company’s component of the expense for income taxes for the period ended December 31, 2024 and 2023, is $56 and $63, respectively, related to current foreign income taxes and state income taxes.

A reconciliation of the U.S. income tax rate and the Company’s effective tax rate is as follows:

	Year Ended December 31,
	2024		2023

Pre-tax book income at statutory rate	$(6,586)	21.00%	$(7,630)	21.00%
State taxes	(1,183)	3.77%	(1,210)	3.33%
Stock-based compensation	119	(0.38)%	270	(0.74)%
Lobbying	152	(0.48)%	200	(0.55)%
Return to provision	1,117	(3.56)%	120	(0.33)%
Other permanent items—federal	(4)	0.01%	94	(0.26)%
Foreign rate differential	(688)	2.19%	(227)	0.63%
Foreign DTA write-off	3,527	(11.25)%	-	0.00%
Change in valuation allowance	3,602	(11.48)%	8,446	(23.25)%
	$56	(0.18)%	$63	(0.17)%

At December 31, 2024, the Company has federal, state and foreign net operating loss carryforwards of approximately $134.6 million, $125.8 million and $1.9 million, respectively, for income tax reporting purposes. At December 31, 2023, the Company has federal, state and foreign net operating loss carryforwards of approximately $105.6 million, $106.7 million and $9.6 million, respectively, for income tax reporting purposes. The federal net operating loss carryforwards do not expire and have an indefinite life. The state net operating loss carryforwards will begin to expire in 2032. The foreign net operating loss carryforwards related to the Mexican entity can be carried forward for 12 years. Current tax laws impose substantial restrictions on the utilization of net operating loss carryforwards in the event of an ownership change, as defined by Section 382 of the Internal Revenue Code. Such an event may limit the Company’s ability to utilize its net operating losses. As of December 31, 2024, the Company has not had a change in ownership. At December 31, 2024, net deferred tax assets of $44.7 million for which recovery has been deemed uncertain, have been fully reserved. A valuation allowance for $44.7 million has been reflected for the year ended December 31, 2024. The Company’s effective income tax rates for the period presented differ from the statutory rate of 21% due primarily to the change in the valuation allowance and state taxes.

The Company files a consolidated income tax return in the U.S. federal jurisdiction and various state jurisdictions. Due to the Company’s operating loss carryforwards, the U.S. federal statute of limitations remains open for 2020 and onward. As of December 31, 2024, there is no accrued interest or penalties recorded in the consolidated financial statements.

13.	COMMITMENTS AND CONTINGENCIES

The Company is involved in various proceedings arising in the normal course of conducting business, inclusive of preliminary challenges by certain local cities and municipalities surrounding the legality of the Company’s business model. While the results of such litigation cannot be predicted with certainty, the Company believes that the final outcome of such matters will not have a material adverse effect on the Consolidated Balance Sheets or Consolidated Statements of Operations.

F-29

14.	RETIREMENT PLAN

The Company adopted a 401(k) profit-sharing plan effective July 29, 2020. The plan covers eligible employees as of their hire date. The 401(k) component of the plan allows employees to elect to defer from 1% to 100% of their eligible compensation up to the federal limit per year. Company matching and profit-sharing contributions are discretionary and are determined annually by Company management and approved by the Board of Directors. No matching or profit-sharing contributions were declared for the years ended December 31, 2024 and 2023.

15.	LEASES

During the year-ended December 31, 2024 and 2023, the Company’s lease portfolio comprised of a single aircraft lease and the Company does not have any finance leases. At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on whether the contract conveys the right to control the use of identified property or equipment for a period of time in exchange for consideration. Leases are classified as operating or finance leases at the commencement date of the lease. Operating leases are recorded within other long-term assets, other current liabilities and other long-term liabilities in the Consolidated Balance Sheets. Leases with an initial term of 12 months or less are not recorded on the Consolidated Balance Sheets. The Company elected an accounting policy to combine lease and non-lease components for all leases.

Operating lease right-of-use assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As the implicit rate is generally not readily determinable for most leases, the Company uses an incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate reflects the estimated rate of interest that the Company would pay to borrow on a collateralized basis over a similar term in a similar economic environment. Lease expense for operating leases is recognized on a straight-line basis over the lease term. During the year ended December 31, 2023, the Company’s single aircraft lease was modified to amend the minimum monthly lease amount to $15 per month and the Company recalculated the present value of the remaining lease term using the incremental borrowing rate at the time of the amendment.

For the year ended December 31, 2024 and 2023, the Company recognized $180 of operating lease expense, excluding short-term lease expense, which was immaterial. The impact of the Company’s lease portfolio did not have a material impact on the Company’s Consolidated Statements of Cash Flows.

The following table presents supplemental Consolidated Balance Sheet information related to the Company’s operating leases as of December 31, 2024:

Operating lease right-of-use assets	$176

Other current lease liabilities	$142
Long-term operating lease liabilities	34
Total operating lease liabilities	$176

Weighted-average remaining lease term (in years)	1.25

Weighted-average discount rate	9.5%

As of December 31, 2024, the maturities of the Company’s operating lease liabilities were as follows:

2025	$180
2026	45
2027	-
2028	-
2029	-
Total lease payments	$225
Less imputed interests (A)	(49)
Total	$176

(A) Calculated using the Company’s average incremental borrowing rate

The lease term is for a period of five years with an automatic renewal period of one year. For the purposes of determining the lease term, the automatic renewal period was excluded since it was not reasonably certain at lease commencement the renewal period will be exercised.

F-30

16.	RELATED PARTY TRANSACTIONS

Employees and non-employee directors are permitted to purchase co-ownership interests in a Holding SPE formed by the Company and are also permitted to finance their purchases under the same terms and conditions available to all other third parties. When this occurs, the Company waives the markup charged to third-party customers for the Company’s role in facilitating the structure and property acquisition. The Company only waives the markup and does not provide employees or non-employee directors any other discounts associated with the purchase of a co-ownership interest. During the years ending December 31, 2024 and 2023, the Company waived $36 and $0, respectively, of fees associated with co-ownership interest purchases by employees and non-employee directors. Additionally, upon a resale of co-ownership interests, the Company may act similar to a listing real estate agent and earn a commission on such sale at typical market rates.

On April 1, 2021, the Company entered into a lease agreement with an entity owned and controlled by the Company’s co-founder and CEO for use of an airplane to be used for business travel (see Note 15). The Company has concluded the terms of the agreement are at market rates and consistent, in form and substance, with those involving executives of other companies and the agreement was approved by the Company’s Board of Directors.

During the years ended December 31, 2024 and 2023, the Company’s two co-founders both participated in contributing funds towards the debt raised via SEC Regulation D discussed in Note 8. The terms of the agreement are at market rates and consistent with all investors that participated in the offering.

As of December 31, 2024 and 2023 other current receivables on the Consolidated Balance Sheets includes $1,274 and $2,851, respectively, amounts due from related Holding SPE’s. As of December 31, 2024 and 2023 other current liabilities includes $22 and $1,232, respectively, amounts due to related Holding SPE’s.

Additionally, during the year ended December 31, 2023, certain investors sold back 193,327 Series A, 60,330 Series B and 30,450 Series C shares of preferred stock, respectively, at a price per share of $1.76 per share. The difference of $19 between the total initial cost to acquire the shares and the sales price was recorded to accumulated deficit on the Consolidated Balance Sheet. As this transaction occurred with related parties, we determined that this is not an arm’s length transaction and is not indicative of the fair value of the preferred stock. There were no preferred stock repurchases during the year ended December 31, 2024.

17.	BUSINESS SEGMENTS

We operate our business under the following two segments: (i) co-ownership real estate and financing and (ii) property operations. Co-ownership real estate and financing and property operations have not been aggregated due to differences in the nature of the products and services and each have separate management who directly consult with our chief operating decision maker (“CODM”), which is our CEO, on a regular basis.

The Company does not evaluate performance or allocate resources based on segment asset data, and therefore such information is not represented. We evaluate segment performance based upon segment gross profit which represents the total revenue less cost of revenue attributable to that segment, which the CODM utilizes to assess trends in our segments and make resource allocation and business direction in order to achieve business targets and customer pricing strategies. We exclude reimbursable revenue and reimbursable cost of revenue because it is a pass through of costs at no margin as well as amortization of developed technology which is not allocated between segments and is consistent with how our CODM evaluates the Company. Refer to the reconciliation of our segments to GAAP revenue, cost of revenue and gross profit table presented below.

F-31

Co-ownership Real Estate and Financing

Our primary business offering includes the marketing and selling of co-ownership membership interests in fully designed and furnished real estate through Holding SPE’s, provides financing in connection with the sale and facilitates resales between consumers. This segment also includes gains from the sale of real estate investments and the sale of whole homes. Whole home sales are included in real estate sales, net in the table below. Co-ownership real estate services include fees earned on resales, Pacaso NOW as well as financing fees.

The following tables presents our revenues and gross profit for co-ownership real estate and financing by various components for the year ended December 31, 2024 and 2023:

	For the year ended December 31,
	2024	2023
CO-OWNERSHIP REAL ESTATE AND FINANCING:
Co-ownership real estate sales	$74,191	$36,996
Real estate investment sales	4,488	7,707
Co-ownership real estate services	5,572	9,637
Total Co-ownership real estate and financing sales	84,251	54,340

CO-OWNERSHIP REAL ESTATE AND FINANCING COST OF SALES:
Co-ownership real estate	63,577	37,291
Co-ownership real estate services	1,051	1,744
Total cost of Co-ownership real estate and financing	64,628	39,035
SEGMENT GROSS PROFIT	$19,623	$15,305

Property Operations

The Company enters into management agreements with all of the Holding SPE’s to provide day-to-day property management services, maintenance and preparation of books and financial records as well as subsequent furnishing replacements. These services also include access to our proprietary mobile app for scheduling.

The following tables presents our revenues and gross profit for property operations by various components for the year ended December 31, 2024 and 2023:

	For the year ended December 31,
	2024	2023
PROPERTY OPERATIONS:
Property management	$6,192	$4,947
Other services	749	260
Total Property operations sales	6,941	5,207

PROPERTY OPERATIONS COST OF SALES:
Property management cost of sales	2,574	2,982
Other services cost of sales	295	60
Total cost of Property operations	2,869	3,042
SEGMENT GROSS PROFIT	$4,072	$2,165

F-32

Segment Reconciliation

The table below reconciles our segments to revenue and loss before taxes:

RECONCILIATION	2024	2023

Total segments revenue	$91,192	$59,547
Other non-segment revenue:
Reimbursable sales	35,368	30,516
Total revenue	126,560	90,063

Total segment gross profit	23,695	17,470
Other non-segment cost of revenue:
Reimbursable cost of sales	35,368	30,516
Amortization of developed technology	2,205	2,296
Operating Expenses:
Sales and marketing	18,160	14,394
General and administrative	14,681	15,747
Technology and development	6,037	5,355
Operations	4,868	6,158
Holding costs	3,461	4,135
Depreciation	117	148
Other:
Interest expense	(7,868)	(9,274)
Interest income	5,126	4,334
Other income (expense)	(2,804)	(376)
Loss before income taxes	$(31,380)	$(36,079)

Geographic Information

During the years ending December 31, 2024 and 2023 the Company operated in the United States as well as Mexico, United Kingdom, France and Spain (United Kingdom, France and Spain, together known as Europe). During 2022, the Company decided to wind down a significant portion of operations in Spain, which led to the majority of the revenue reflected in Europe during the year ended 2023 due to whole home dispositions. The Company plans to continue expansion into other key international markets in the future. The following table sets forth the breakdown of revenue by geography, determined based on the location of the real estate inventory or real estate investment being sold:

Revenue by Geography	2024	2023
United States	$97,809	$67,195
Europe	10,465	16,340
Mexico	18,286	6,528
Total revenue	$126,560	$90,063

The following table sets forth the breakdown of total assets based on geography:

Assets by Geography	2024	2023
United States	$93,477	$143,377
Europe	2,083	10,192
Mexico	872	172
Total Assets	$96,432	$153,741

The assets by geography above includes all assets including interests held as equity method investments which represent the Company’s non-controlling equity investment in unconsolidated Holding SPEs. The real estate value and associated debt obligations associated with these equity method investments are presented on the Company’s Consolidated Balance Sheets on a net basis.

18.	SUBSEQUENT EVENTS

The Company has evaluated the impact of subsequent events from January 1, 2025 through April 29, 2025, the date the consolidated financial statements were issued.

F-33

During January 2025, the Company was impacted by the fires in Malibu, California and surrounding areas. In total, four homes were a complete loss, three of which the Company retained no ownership interest and is assisting with the impact of such as property managers only. The fourth home lost, the Company retained a 12.5% ownership interest, which had a net asset value of $784, which is net of $15 in associated debt obligations, and was included in real estate investments, net on the Company’s Consolidated Balance Sheet as of December 31, 2024. The Company expects to recover its real estate investment asset through insurance proceeds although the timing of recovery is unknown.

On February 21, 2025, the Company, through a wholly-owned subsidiary, entered into a $50 million revolving credit facility with a third-party financial institution. The facility matures in February 2029 and borrowings under this credit facility are secured by the assets and the equity interests of the wholly-owned subsidiary. The advance rates under this credit facility are up to 100% of the face value of any financing receivables and capped at 70% of the value of any underlying Holding SPE’s for which the wholly-owned subsidiary owns membership interest in. The interest rate is between 10% to 16% based on the loan to value and the priority of the loan. The facility does not provide the Company with any general credit for corporate purposes. The covenants of the facility require the Company to have cash equivalents that are not subject to any lien in an aggregate not less than the greater of a) $10 million and b) 30% of the outstanding loan balance, the Company to have a Net Worth of at least $45 million, the wholly-owned subsidiary to fund an interest reserve, and the wholly-owned subsidiary to meet a maximum loan-to-value requirement.

During March 2025, the Company commenced an additional tender process to raise debt funds via SEC Regulation D offerings. Through April 29, 2025, the Company has raised $662 of cash. There are no conversion or other early redemption rights within the debt securities offered and sold to date. Funds raised will generally be utilized to support SPE financing activities.

During 2025 through the date of this filing, the Company has received net proceeds of $9.3 million of cash in connection with its Regulation A offering.

******

Item 8. EXHIBITS

The following exhibits are filed with this Offering Circular:

Exhibit	Description

2.1	Certificate of Incorporation, as amended
2.2	Bylaws*
3.1	Second Amended and Restated Right of First Refusal and Co-Sale Agreement*
3.2	Second Amended and Restated Investors’ Rights Agreement*
3.3	Third Amended and Restated Voting Agreement*
4.1	Form of Subscription Agreement*
6.1	Contract with DealMaker related entities*
6.2	Offer Letter for Gregory Austin Allison*
6.3	Offer Letter for Alvaro Cortes*
6.4	Offer Letter for Lara Cumberland*
6.5	Offer Letter for Joe Maehler*
6.6	Offer Letter Daivak Shah*
6.7	Offer Letter for Doug Shankman*
6.8	Offer Letter for David Willbrand*
6.9	Offer Letter for Spencer Rascoff*
7.1	Code of Ethics
8.1	Amendment of Certificate of Incorporation

* Filed with Form 1-A on September 9, 2024 and incorporated herein by reference.

36

SIGNATURES

Pursuant to the requirements of Regulation A, this issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on April 29, 2025.

Pacaso Inc.

DATE: April 29, 2025	By:	/s/ Gregory Austin Allison
	Name:	Gregory Austin Allison
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on April 29, 2025.

Signature	Title

/s/ Gregory Austin Allison
Gregory Austin Allison	CEO, Principal Executive Officer, Director

/s/ Alvaro Cortes
Alvaro Cortes	Chief Financial Officer and Principal Accounting Officer

/s/ Dan Levitan
Dan Levitan	Director

/s/ Spencer Rascoff	Director
Spencer Rascoff

/s/ Malissia Clinton	Director
Malissia Clinton

/s/ Lara Cumberland	Director
Lara Cumberland

37